National Bank of Greece

Ms Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

September 30, 2011

Re: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 23, 2011

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Filed July 22, 2011

File No. 001-14960

Dear Ms Hayes,

We refer to your comment letter dated August 25, 2011 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Bank”).

Set forth below are the Company’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 3. Key Information, page 7
Our wholesale borrowing costs and access to liquidity and capital…, page 20

1.     Please expand your risk factor in future filings to quantify the additional collateral requirements in derivative contracts that would be triggered by a one and a two notch downgrade in your credit ratings.

We advise the Staff that this risk factor is no longer applicable and will not be reported in our next annual report on Form 20-F because all our derivative contracts outstanding are documented under ISDA master agreements and Credit Support Annexes (“CSAs”) that, in light of past credit downgrades of the Bank, now provide for zero threshold amounts and cash collateral triggers. Therefore, no additional collateral requirements would arise from further deterioration in our credit ratings.

A reduction in Finansbank’s current long-term ratings…, page 25

2.            Please expand your risk factor in future filings to quantify the additional funding costs and additional collateral requirements in derivative contracts that would be triggered by a one and a two notch downgrade in Finansbank’s ratings.

We advise the Staff that the part of this risk factor relating to collateral requirements in derivative contracts is no longer applicable and will not be reported in our next annual report on Form 20-F because the derivative contracts outstanding at Finansbank are in general documented under ISDA master agreements, supplemented by CSAs and we exchange collateral postings, if required, on a daily basis. Furthermore, most of our derivative deals have standard characteristics and are not affected by Finansbank’s ratings.

In our next annual report on Form 20-F, we will amend the risk factor on page 25 relating to additional funding costs, as follows:

“Finansbank engages in limited international capital market transactions for funding purposes. A one and a two notch downgrade would increase the cost of the outstanding syndicated loans by approximately • bps and • bps, respectively.”

The increase of non-performing loans may have a negative impact…, page 27

3.            Please expand your risk factor in future filings to disclose the value of loans that fall under the scope of Greek Law 3869/2010, Law 3949/2011 and any other laws or regulations that may limit your ability to obtain payments on defaulted credits.

We advise the Staff that in our next annual report on Form 20-F we will amend the risk factor on page 27 as follows:

“The increase of ~~non-performing~~ non-accruing loans may have a negative impact on our operations in the future.

~~Non-performing~~ Non-accruing loans represented •% of our loans portfolio as of December 31, 2011 (compared to 8.1% as at December 31, 2010) of which •% were to borrowers in Greece (see Item 4.E, “Selected Statistical Data—Credit Quality—~~non-performing~~ Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience” and Item 5, “Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—~~non-performing~~ Non-accruing Loans”). The effect of the economic crisis in Greece, the implementation of the IMF/eurozone Stabilization and Recovery Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, debtors that are individuals and cannot be declared bankrupt and who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, “Business Overview—Regulation and Supervision of Banks in Greece”). In order for an individual to apply to the courts under this law, the applicant is required to follow a lengthy procedure, which we believe is the principal reason why, as at December 31, 2010, no customer had applied to the courts under this law, and as at December 31, 2011, balances in respect of which customers had applied to the court under the provisions of Greek Law 3869/2010 were EUR • million. In addition, collateral collections are more difficult in a period of economic recession and in view of existing legislation relating to the valuation of collateral in enforcement proceedings. Moreover, as a result of the financial crisis, and for the protection of the weaker debtors, auctions have been suspended until December 31, 2011, in cases where the outstanding balance does not exceed EUR 200,000 (pursuant to Legislative Act dated January 4, 2011, having been ratified by Law 3949/2011 (See “—Applicable bankruptcy laws and other laws and regulations governing creditors’ rights in Greece and various SEE countries may limit the Group’s ability to obtain payments on defaulted credit—”)). As at December 31, 2010 and 2011, outstanding balances that could be subject to the abovementioned Act were EUR 121.4 million and EUR • million, respectively. Future provisions for ~~non-performing~~ non-accruing loans could have a materially adverse effect on our profitability.”

Item 4. Information on the Company, page 37
Business Overview, page 39

4.            Please revise your future filings to provide an expanded discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates, as well as length of maturity, nature of collateral, etc. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and/or sub-prime loans, including how you define that term.

We advise the Staff that in our next annual report on Form 20-F, we will include additional information under section Credit Quality and Risk Management on Page 116 at the beginning of the section Risk Management, as follows:

“NBG Group has a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle including origination, evaluation, approval, documentation, settlement, on-going administration and problem management.

Corporate banking

We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels-restaurants etc.

The underwriting process and credit evaluation are fully centralized. More than 95% of the Group’s customers are evaluated through Moody’s Risk Advisor (“MRA”). MRA is a tool used for the collection and analysis of historical and projected financial information regarding a corporate obligor, taking also into consideration qualitative parameters like the industry sector and an assessment of the company’s management. MRA’s assessment criteria are set by our Group Risk Control and Architecture Division. The remaining 5% of corporate customers not evaluated through MRA are evaluated through internal models. There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the “4-eyes principle”) throughout the underwriting process.

The loan approval process relies on both qualitative criteria (such as information on industry of operation, history of the borrower, information on the management, and dependence on key personnel) as well as quantitative criteria arising from the financial information of the borrower. We focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. In addition, consideration of the future prospects of the borrower and its market is given through business plans, budgets as well as macroeconomic indicators. The analysis is based on the documents requested such as tax forms, recent financial statements, borrower’s articles of incorporation, budgets, and other documents as applicable, depending on the purpose of the funding.

When providing finance to smaller business, commercial and corporate borrowers, we typically obtain security, such as a charge over business assets and/or real estate. For larger corporations and institutions, we typically also require compliance with selected financial ratios and undertakings and we may hold security. In respect of commercial property lending, we maintain loan origination and on-going risk management standards, including specialized management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Greek property market and the composition of our commercial property loan book across the Group.

Retail banking

The major categories of the Group’s retail products include mortgage loans and consumer loans.  The underwriting process and credit evaluation are fully centralized with comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value. All credit policies are submitted to and approved by the Group’s Board Risk Committee.

We have established product-based standards for lending to individuals with key controls including maximum payment to income ratio (“PTI”) and maximum loan to security value ratio (“LTV”).

Applications for all product categories are originated at branch network level where application processing systems are utilized and physical documentation is obtained and verified (for example payroll slips, income and property tax returns, collateral and others depending on the product). Credit criteria such as minimum income criteria, maximum LTV standards, maximum loan tenor, application and behavioral scores, among others, are taken into account during the analysis.  As in Corporate Banking, the 4-eye principle is implemented throughout the underwriting process. In addition, periodical-post approval reviews are conducted to ensure quality and completeness.

We offer residential property loans mainly in euro and swiss francs to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the subject property or other acceptable collateral. Where we lend at higher loan to value ratios we typically also require lender’s mortgage insurance. Tenor period may vary and reach up to 35 years subject to an individual’s age. The Group also offers adjustable rate mortgage loans. These are loans which bear a low fixed interest rate for the initial period of the loan (ranging from 1 to 5 years) and thereafter bear a variable rate. Furthermore, we have a range of consumer loans such as credit cards, leasing and financing loans, overdrafts, student loans and open credit lines. These can be of fixed or variable interest rates, with varying yields, depending on the product type and security. Other than the adjustable rate loans described above, the Group does not have any other hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loans as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history.”

Mortgage Lending, page 43

5.            Please expand your disclosure in future filings to provide a more robust discussion of the real estate market in Greece, and to the extent material Turkey and SEE, including past and future trends.

We advise the Staff that in our next annual report on Form 20-F, we will expand the discussion on the real estate market, as described below and updated for 2011:

“In general, the housing market in Greece is considered to be relatively stable due to its special characteristics, such as owned apartments ratio exceeds 80%, apartments are not sold or re-sold frequently, high cost of sale transactions (including fees and taxes) and a low number of effective sales when compared to the number of apartments. Furthermore, the increased uncertainty in the economy and the lack of alternative investment choices during the current financial crisis have also contributed to the stability of real estate prices. The relative price stability in the real estate market may also be attributed to the fact that Greek households do not generally consider houses as an investment, but instead transfer them to the next generation (from parents to children). Furthermore, during the last decade house prices have increased significantly and companies operating in the housing market were able to accumulate profits, thus limiting the need for bank financing. As a result, and despite the current adverse economic environment, house prices remain relatively stable.

Since the beginning of 2009, apartment prices in Greece have declined. In 2010, apartment prices decreased by 4.0% on an average annual basis compared to a 3.7% decrease in 2009. The new index of apartment prices has declined to 89.9 in Q2 2011, compared to 90.9 at the end of 2010, 97.7 at the end of 2009 and 101.8 at the end of 2008.

Notwithstanding the above, the Bank does not consider the Greek housing market to be overpriced, since the house price-to-rent ratio has also gradually declined over the last 3 years; a trend that is expected to continue in the near future.

In Turkey, construction expenditures expanded rapidly in Q1 2011, being driven by the public sector. The rapid growth continued due to the projects that had commenced during previous quarters.

The first quarter of 2011 was characterized by stabilization of the housing sector. The rates of commencement of new housing construction projects and of house sales were relatively weak. The rates of increase of house prices and house rents were stable.

The Turkish House Prices Index has increased from 88 at the end of 2008, to 91.1 at the end of 2009, reaching 93.5 at the end of 2010. The upward trend continued in 2011, reaching 95.7 at the end of the 2nd quarter.

In SEE and particularly in Romania and Bulgaria, the decrease in real estate prices continues, albeit at a slower pace, reflecting tight credit conditions and the plunge in Foreign Direct Investment (“FDI”) inflows to the real estate sector.

In Romania, the real estate price index (Residential Advisors index: average asking price of residential space in Bucharest (in EUR terms)) continued on its downward trend, albeit at a slower pace, falling by 3.1% on an annual basis in the first half of 2011, following a drop of 8% on an annual basis in 2010, leading prices back to end-2006 levels, 16.8% down from their peak in the second half of 2008. The sharp drop in FDI in the real estate sector in Romania (down 83% on an annual basis to 0.3% of GDP in 2010 versus 1.9% in 2009 and 5.6% in 2008) and the persistently tight credit conditions (mortgage loans expanded by 3.8% in 2010 against 8.4% in 2009 and a Compound Annual Growth Rate (CAGR) of 67% in 2005-08) have been the main factors behind the continuing adjustment in the real estate market.

In Bulgaria, the real estate price index (National Statistical Service index: average price of second-hand dwellings in district centers (in BGN terms)) continued on its downward trend, at a slower pace, falling by 6% on an annual basis in the first half of 2011, following a drop of 9.9% on an annual basis in 2010, leading prices back to end-2006 levels, 34% down from their peak in the second half of 2008.

The adjustment of real estate prices has so far been larger in Bulgaria than in Romania. This reflects mainly the higher degree of openness of the Bulgarian real estate sector to FDI, with the stock of FDI in real estate standing at 23.3% of GDP in Bulgaria versus 5.5% on Romania.”

6.            We note your disclosure that, as a response to the current market conditions, you adopted more stringent underwriting criteria for your mortgage loan products, including lower payment-to-income ratios (PTI), lower loan-to-value ratios (LTV) and higher application scores, and that you refined your risk pricing model that takes into consideration all of these parameters. Please expand your disclosure in future filings to address the following:

•      Disclose the PTI ratios, or range of ratios, for each of your mortgage loan products;

•      Disclose the LTV ratios, or range of ratios, for each of your mortgage loan products;

•      Describe the term “application scores” and disclose the range of scores that are now acceptable to you by mortgage loan product; and

•      Describe in greater detail how changing these parameters specifically effected your loan origination process and, to the extent applicable, your allowance for loan losses analysis.

We advise the Staff that in our next annual report on Form 20-F we will include a cross reference on page 44 to the discussion on mortgage loans on page 117 and expand that discussion as follows:

“The Bank has adapted its credit policies in response to the crisis that started in 2008 by setting more stringent underwriting criteria.

In particular, all mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant’s and the guarantor’s (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The maximum application score can be 280, and the Bank has gradually increased the cut-off threshold from 170 in 2008 to 199 as at June 30, 2011.

The applicant’s PTI as well as the LTV are also taken into account. In order to calculate the PTI ratio we consider the applicant’s annual income and overall credit limits rather than outstanding balances. According to BoG’s directive, PTI at loan origination has to be less than 40%, however, since 2008, the Bank gradually decreased the PTI cut-off threshold, which as at June 30, 2011 was 25%.

Generally, LTV cannot exceed 75%. However, in some instances, 85% may be acceptable depending on various factors and specific circumstances including, among others, the applicant’s credit profile, type of ownership, location of the asset and type of financed property. Average LTV of mortgage loans per year of origination, decreased from 72% in 2008 to 59% in 2010 and 56% in 2011 as of June. Average LTV of the total Greek mortgage portfolio as at June 30, 2011 was 62%.

Due to the abovementioned stringent underwriting criteria applied in recent years, our approval rate for mortgage lending has decreased from 80% in 2008 to 39% in June 2011.”

We expect that these actions will reduce the probability of default by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. Therefore, although the methodology for estimating the allowance for loan losses has not changed, we expect that the application of these more stringent loan approval criteria will reduce the allowance for loan losses as a percentage of both our total loan portfolio and our impaired loans.

7.            We note your disclosure here related to optional life insurance and mortgage payment insurance plan products offered with your mortgage loans.  Please address the following:

•      You disclose that offering optional life insurance plans together with mortgages improved the quality of your mortgage credit. Please more thoroughly explain what you mean by this statement.

We advise the Staff that life insurance as well as payment protection insurance improve the quality of our mortgage portfolio because when the event occurs (i.e. death, disability, unemployment etc.), the Bank receives either the outstanding loan amount or monthly payments corresponding to the loan installments, instead of waiting for the temporarily disabled or unemployed borrower to resume payments or in case of death or permanent disability for the loan to go into foreclosure. In 2010 and 2011, claims incurred under such policies amounted to EUR 23.5 million and EUR • million, respectively.

•      Tell us and revise future filings to disclose your accounting policies for these insurance products. Specifically, please address the following items in your response along with any other information you believe is pertinent: (i) where the insurance liability is reported on the face of your balance sheet; (ii) where the associated insurance revenues and expenses are recorded within your income statement; (iii) whether and/or how your allowance for loan losses reserve is impacted by these insurance products, and; (iv) whether the allowance for loan losses is recorded gross or net of these insurance products.

We advise the Staff that we will revise our next annual report on Form 20-F, as follows:

Page 63, Bancassurance

Add the following paragraph:

“The types of insurance products offered to mortgage loan customers of the Bank are the following:

1.     “Life and permanent disability”: Under this policy, the outstanding balance of the mortgage is reimbursed in the event of death or permanent disability of the borrower and/or guarantor.

2.     “Payments protection”: Under this policy, a predefined amount that corresponds to the monthly mortgage payment is paid in the event of temporary disability or involuntary unemployment of the borrower and/or guarantor.”

Page F-21, Note 3, Insurance operations

We will clarify the accounting treatment, as follows:

“Insurance includes both life and general (property and casualty) insurance underwriting operations. Life insurance underwriting operations include traditional and universal life-type contracts. Traditional basic individual life insurance policies, as well as endowment and annuity policies offered through the Group’s network, are accounted for as long-duration contracts whereas group life insurance policies, including optional life and disability and payment protection policies offered with the Group’s mortgage loans and supplementary coverage in individual life insurance policies are accounted for as short-duration contracts. Property and Casualty insurance policies are accounted for as short-duration contracts.

The insurance liability related to such contracts (outstanding claims reserve and IBNR) is included in Insurance Reserves on the face of the Balance Sheet. Income and expenses from insurance operations are included in other non-interest income and expenses. In particular, premiums from life insurance and mortgage payment insurance plans are included in “Other non- interest income”, whereas claims, reserve movement and commissions are included in “Other non-interest expense”.”

Page F-16, Note 3, Allowance for loan losses:

We will add the following clarification:

“The allowance for loan losses is not impacted by the existence of life insurance and mortgage payment insurance related to mortgage or other loans and is presented gross of life insurance and payment protection insurance products.”

•      Tell us whether you have denied any claims from borrowers under you payment insurance plan and, if so, what the terms or basis for your denial was.  Please tell us how frequently this occurs.

We advise the Staff that to date there have been no denials of claims under the mortgage insurance payment plans.

Banking Activities Outside of Greece, page 51

8.            Please respond to the following and expand the appropriate section of your future filings to address the following regarding any exposures you have to Ireland, Italy, Portugal and Spain:

•      Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

We advise the Staff that as at December 31, 2010, the Group’s gross exposure to Ireland, Italy, Portugal and Spain is presented in the table below:

Amounts in Euro million

	Sovereign	Financial Insitutions				Corporate Institutions
Country	Bonds	Money Market Placements	Bonds	Letters of Credit	Letters of Guarantee	Bonds	Loans	Letters of Guarantee	Total Exposure
Ireland	25.0	—	40.0	—	—	—	—	—	65.0
Italy	—	5.9	39.9	0.4	13.1	3.0	—	—	62.3
Portugal	—	—	37.3	1.6	0.7	—	—	—	39.6
Spain	—	—	—	0.1	0.6	—	2.2	2.5	5.4
Total Exposure	25.0	5.9	117.2	2.1	14.4	3.0	2.2	2.5	172.3

We will include the above information in our next annual report on Form 20-F, as applicable.

•      Discuss the different hedges and collateral maintained to arrive at your net exposure at the balance sheet date;

We advise the Staff that as at December 31, 2010, the Group had bought CDSs in order to hedge the credit risk arising from certain positions held in bonds of financial institutions in Italy and Portugal. However, the positions in the table above are presented gross of these hedges. In our next annual report on Form 20-F we will discuss such hedges, to the extent that these are material.

•      Separately discuss, by country, and on a gross basis, the unfunded exposure to these countries along with any hedging instruments you may be using to help mitigate your exposure; and

We advise the Staff that in the above table, the Letters of Credit and the Letters of Guarantee represent unfunded exposures and are summarized in the table below, as at December 31, 2010:

Amounts in Euro million

Country	Unfunded exposure
Ireland	—
Italy	13.5
Portugal	2.3
Spain	3.2
Total Exposure	19.0

The above unfunded exposures represent approximately 1.7% of our total unfunded exposures and 0.02% of our total liabilities, and consequently are insignificant both individually and in aggregate. If in future filings the unfunded exposures to these countries become significant and increased uncertainty regarding the creditworthiness of these countries continues to exist, we will separately disclose the amounts.

As at December 31, 2010 we held no hedging instruments to mitigate our gross exposure.

We will include the above information in our next annual report on Form 20-F, as applicable.

•                  Clarify if you have any credit derivatives purchased or sold related to these countries and if so, how that is included in your gross and net amounts of exposure.

We advise the Staff that as at December 31, 2010 and the date of this letter, we did not have any derivatives bought or sold related to the sovereign risk of these countries.

Significant Equity Method Participations, page 65

9.                                    We note that, as of December 31, 2010, you hold a greater than 50% interest in three entities: UBB ALICO Life Insurance Company, UBB Chartis Insurance Company and NBG Funding Ltd.  We also note your disclosure that you jointly control the two insurance entities, and that you do not believe you are the primary beneficiary of NBG Funding Ltd.  Please tell us and revise future filings to expand your disclosure to address in greater detail how you were able to conclude that you should not consolidate these entities. Please specifically address how you considered the guidance in ASC 810-10 in your analysis.

We advise the Staff that based on the guidance of ASC 810-10 we concluded that we should not consolidate the aforementioned entities. More specifically:

UBB ALICO Life Insurance Company and UBB Chartis Insurance Company

NBG Group holds 60% of the voting rights of each of these entities through its subsidiaries United Bulgarian Bank AD—Sofia and Ethniki Hellenic General Insurance S.A. (30% each). The holder of the remaining 40% of the voting rights of UBB ALICO Life Insurance Company is the Metlife group and of UBB Chartis Insurance Company is the Chartis group. The two entities are jointly controlled based on Joint Venture Agreements signed between NBG and each of Metlife and Chartis groups respectively. According to the terms of these agreements the taking of actions by the General meeting of the Shareholders, such as the change in the purpose or scope of the entities, dividend policy, amendments of articles of association, appointment and removal of auditors and any other action requiring a resolution of the shareholders pursuant to the Bulgarian Commercial Act shall require the affirmative vote of shareholders representing at least seventy percent (70%) of the issued shares of the Company. In addition, matters such as approval of and deviations from the business plan, material acquisitions or disposals, transactions with affiliates, material transactions, liquidation, dissolution or bankruptcy, material litigation, investment policy etc., cannot be conducted by the entities unless approved by a resolution of the Board of Directors, with the majority of the directors present and voting at a meeting of the Board and provided that such majority includes at least one affirmative vote by the Directors appointed by each party. Therefore the abovementioned decisions cannot be taken by the Board without the unanimous agreement of both parties. Also, the two entities have entered into a Management Service Agreement with Metlife and Chartis in Bulgaria which means that the day to day management of the entities is performed by these groups. Based on the above terms, we concluded that neither party has unilateral control, and therefore we should not consolidate these entities, instead we should account for them using the equity method.

NBG Funding Ltd.

NBG is the only equity investor in the entity but the total equity investment at risk is insufficient for the entity to finance its activity (the share capital amounted to EUR 10 thousand as at December 31, 2010) and therefore the entity falls in the scope of ASC 810-10-15-14. The only assets of NBG Funding Ltd are loans to and deposits with NBG, and as a result NBG does not have exposure to expected losses or returns in NBG Funding. NBG Funding Ltd has issued debt instruments to third parties, of EUR 430 million as at December 31, 2010 and the proceeds of these instruments were lent to NBG Group. The issued debt instruments are the variable interests and they absorb fully the variability created by the assets (loans to and deposits with NBG Group). Based on the above, the Group is not deemed to be the primary beneficiary of the entity as defined in paragraph ASC 810-10-25, and therefore, it does not consolidate NBG Funding Ltd despite the fact it does have control over the entity through its voting rights.

In our next annual report on Form 20-F, we will revise the disclosure on page 65, as follows:

“Based on the terms of the Joint Venture Agreements signed by Group companies UBB and EH and companies of the Metlife and Chartis Groups, UBB ALICO Life Insurance Company AD and UBB Chartis Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the members of Board of all parties.  Based on the above neither party has unilateral control, and therefore, the Group does not consolidate these entities and accounts for them using the equity method.

NBG Funding Ltd. NBG is the only equity investor in this entity. As the equity contribution was a nominal amount and the purpose of NBG Funding is to finance NBG Group, NBG Funding Ltd has issued debt instruments to third parties, the proceeds of which were lent to the Group. The only assets of NBG Funding Ltd are loans to and deposits with NBG, and as a result NBG does not have exposure to expected losses or returns in NBG Funding. Therefore, the Group is not the primary beneficiary of and does not consolidate NBG Funding Ltd.”

Mortgage Loans, page 117

10.                             We note that a large proportion of your mortgage portfolio is guaranteed or subsidized by the Hellenic Republic. Please revise future filings to provide an expanded description of the guarantees or subsidies provided by the Hellenic Republic.  Also, please address how the economic crisis in the Hellenic Republic may adversely affect those guarantees or subsidies. Please quantify your disclosure to the extent possible.

We advise the Staff that we will revise our next annual report on Form 20-F to include the following disclosure on page 117:

“As at December 31, 2011, a large proportion of our mortgage portfolio, approximately •% in accounts and •% in balances, is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic’s finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

Subsidized mortgages

The Bank offers mortgages subsidized by the Greek State or/and by the Social Housing Organization (OEK). These subsidies are available solely for mortgages extended to fund the purchase or construction of the borrower’s primary residence.

For the mortgages subsidized by the Greek State, the subsidy is calculated as a percentage on the loan’s interest rate and is offered for half of the loan’s contractual life with a maximum of 8 to 10 years, depending on the relevant Ministry’s decisions. These mortgages follow the same underwriting procedure as all other mortgage loans; however, the borrower has to comply with certain lending criteria imposed by the Greek State in order to be eligible for a subsidy. These criteria mainly refer to the borrower’s financial and family status.

For the mortgages subsidized by the Social Housing Organization the subsidy is calculated as a percentage of the loan’s interest rate and depends on the borrower’s family status and is offered for 9 years. The underwriting procedure is the one followed for a “typical” mortgage loan with the exception that the applicant has to submit to the Bank a certificate from OEK, that verifies his/her eligibility as well as the property evaluation conducted by OEK.

As at December 31, 2010 and 2011, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 2,976 million and EUR • million, respectively.

Guaranteed mortgages

Mortgages guaranteed by the Greek State represent loans to victims of natural disasters (e.g. earthquakes, floods, landslides and fires), loans to Greeks repatriated from the former Soviet Union and loans to Greek Roma. The Hellenic Republic guarantees both the principal and the interest of these loans. Loan applications do not follow the Bank’s origination process. Instead, all documentation as well as the loan application is submitted to the relevant public authority for approval. The maximum amount per loan is EUR 60,000 with the exception of the loans to victims of natural disasters where the loan amount is determined by the public authority, in accordance with the guidelines set by Greek legislation.

The Repatriated Greek program was formally ceased by the Greek State on February 29, 2008 and the Bank’s participation in the Greek Roma program ended on November 1, 2007. Since 2008 the Bank has not been active in the funding of victims of natural disasters.

As of December 31, 2010 and 2011, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,498 million and EUR • million, respectively.”

Non-Performing Loans, Allowance for Loan losses, and Loan Loss Experience, page 127

11.                             We note your disclosure here related to modified loans including troubled debt restructurings (TDRs). We also note your disclosure on page 43 that your goal for 2011 is to manage the increasing defaults in most portfolios by offering a broader range of restructuring products and helping customers to stay on track with their loan payments.  You disclose on page 44 that restructured terms included lower payments, extended loan maturity, payment or interest rate caps, and skip payments.  Accordingly, please revise future filings to address the following:

•                  Provide a detailed narrative description of each of your modification programs, explaining which of the modification programs you believe typically qualify as troubled debt restructurings;

•                  Quantify, separately for each type of modification program, the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions, as appropriate;

•                  Describe how you determined whether the restructured terms represented a concession for purposes of applying ASC 310-40-15-5; and

•                  Provide a narrative disclosure addressing your success with each of the different types of concessions.

We advise the Staff that, following your comments 11, 12 & 24, we will enhance the relevant disclosures in our next annual report on Form 20-F, as follows:

Consumer Lending Products, page 43:

“Consumer and credit card portfolio restructuring products in Greece are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under the restructuring all consumer loan and credit card debt is consolidated into a single fixed-term consumer loan, even if certain of the consumer loans and/or credit cards have less than 90 days delinquency. The standard terms of these products include (i) a grace period of 18 months, during which the customer pays only interest, (ii) a reduction of up to 50% of the interest accrued off-balance sheet since a loan or credit card was placed in non-accrual status and (iii) a down payment by the customer equal to one installment. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card debt with real property or provide an additional down payment. The maturity of these restructured products varies from 10 to 20 years.

Due to the restructurings, during 2010 the average duration of restructured fixed-term consumer loans in Greece increased from 8 to 10 years, and the average interest rate decreased from 13.3% to 9.9%.

The Group classifies modified consumer loans and credit cards as TDRs when, for economic or legal reasons related to the debtor’s financial difficulties, the Group grants a concession to the debtor that it would not otherwise consider. In relation to the above restructuring products, the Group considers that the reduction of off-balance sheet interest represents a concession because it causes a direct economic loss for the Group that it would not otherwise consider. By contrast, the lower interest rate and extended maturity is offered only to customers that provide real property as collateral and/or additional down payment, thus reducing our exposure, and for this reason these modifications are not deemed concessions. Consequently, typically the Group classifies as TDRs consumer and credit card balances that have been non-accruing, at the time of the restructuring and, as a result, off-balance sheet interest is waived.”

Mortgage Lending, page 44:

“Mortgage portfolio restructuring products in Greece are addressed to borrowers with delinquencies in their mortgage loan of at least 90 days. A customer qualifying for restructuring of its mortgage loan may elect to include in the restructuring any consumer loans or credit cards, even if these had less than 90 days delinquency. The standard terms of these products include (i) a 24 month grace period, during which the customer pays only interest and (ii) a reduction of up to 30% of the interest accrued off-balance sheet since a loan was placed in non-accrual status. In addition, in certain cases the customer agrees to make a down payment. The maturity of restructured mortgage loans may be extended to a period ranging from 6 to 40 years. Due to the restructurings, the average duration of restructured mortgage loans in Greece during 2010 increased from 27 to 30.5 years. The interest rate offered is that of other similar mortgage loans. Average interest rate of restructured mortgage loans in Greece during 2010 decreased from 4.2% to 3.1%.

In relation to the above restructuring products for mortgage loans, the Group considers that the reduction of off-balance sheet interest represents a concession because it causes a direct economic loss for the Group that it would not otherwise consider. Any reduction in interest rate and extension in maturity is offered only because similar terms are offered to new mortgage customers, and for this reason these modifications are not considered as concessions. Therefore, typically the Group classifies as TDRs mortgage loans that have been non-accruing, at the time of the restructuring and, as a result, off-balance sheet interest is waived.”

Small Business Lending and Corporate Banking, page 44-45:

“Corporate and SBL portfolio restructuring products in Greece are addressed to borrowers with at least one account in delinquency of at least 90 days. These products are divided into two categories, those that fall under Greek Law 3816/2010 (see Item 4.B, ‘‘Business Overview—Settlement of Business and Corporate Debt) and those that are specially designed by the Bank in order to supplement the limited specifications of the Law requirements.  The restructuring product under the Greek Law was offered for a limited period and addressed only the overdue amounts, while the product designed by the Bank allows the restructuring of the total debt and is still offered.

The restructuring product offered by the Bank includes: i) the granting of a grace period of up to 24 months during which the borrower pays only interest, ii) the prolongation of the maturity of the loan up to 10 years while applying the same interest rate, iii) the option to the borrower to make a down payment, which, if the loan is repaid in accordance with the renegotiated terms, is returned as a discount. This discount is limited to the lower of 10% of the restructured debt or EUR 100,000.

In relation to the above restructuring products for SBL and corporate loans, the Group considers that the extension of maturity represents a concession, because it would not be considered by the Group if the customer was not in financial difficulty. Therefore, typically the Group classifies as TDRs SBL and Corporate loans that have been non-accruing, that is at least 90 days past due, at the time of the restructuring and, as a result, off-balance sheet interest is waived.”

Furthermore, we will enhance the disclosures in our next annual report on Form 20-F, as follows:

New section on page 127 to replace existing discussion on pages 127 and 128 regarding modifications and TDRs:

“Modifications and Troubled Debt Restructurings

Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers’ monthly installments to a more viable level.

Each modified loan resets the number of days past due to zero and accrues interest even if previously it was in non-accrual status because, upon the modification, the customer repays one installment and a new repayment schedule is agreed with lower payments.

Modifications are considered TDRs if, for economic or legal reasons related to the debtor’s financial difficulties, a concession is granted to the customer, that the Group would not otherwise consider. The concession granted typically involves the reduction of interest accrued off-balance sheet or the prolongation of maturity without receiving additional collateral (see pages 43-45). TDRs are considered impaired and a loan loss allowance is estimated for these loans that takes into consideration the fact that the loans were non-accruing before the restructuring.

The tables below presents the amounts of modified loans and TDRs analyzed between non-accruing, accruing and less than 90 days past due (“dpd”) and accruing and more than 90 dpd by class of loans, as at December 31, 2010 and 2011:

	Year ended December 31, 2010
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total
	(EUR in millions)
Residential mortgage	5.7	438.0	43.7	487.4	17.6	452.4	92.5	562.6
Credit cards	—	—	—	—	—	—	—	—
Other consumer	26.0	96.9	5.6	128.5	36.4	342.1	—	378.5
Small business loans	1.2	119.0	—	120.2	25.5	345.3	—	370.8
Other commercial	0.6	13.1	—	13.7	12.6	94.6	—	107.3
Total	33.5	667.1	49.3	749.8	92.1	1,234.5	92.5	1,419.2

Year ended December 31, 2011
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total
(EUR in millions)
Residential mortgage
Credit cards
Other consumer
Small business loans
Other commercial
Total

Modified loans are separately monitored by dedicated teams. Special reports are produced for modified loans and in case of non-payment, they are subject to more intensive collection actions.”

We also advise the Staff that in our next annual report on Form 20-F we will include a narrative disclosure addressing our success with each type of restructuring.

We also advise the Staff that, as at December 31, 2010, the percentage of Greek past due loans that have been modified in the past was 8.0%.(1)

Finally, we advise the Staff that more granular information by type of concession is not maintained in our information systems and is not monitored by the Group.

12.                             You disclose at the top of page 128 that the table on page 127 does not include TDRs that are accruing and are less than 90 days past due.  Please revise your disclosure in future filings to clarify whether a modification automatically resets the number of days past due to zero. Also, please revise your table of Modified loans and TDRs on page 128 to quantify the amount that are considered non-accrual or non-performing under the modified terms.  In your response, provide us with a reconciliation of these amounts to the amounts presented in the first full paragraph on page 128 which you indicate are excluded from your past due and non-accruing loans tables on page 127.

Please refer to our response on comment 11.

(1)                                  The information about the percentage of modified loans that became past due during the first year of modification has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

13.                             Please revise this section of your document in future filings to discuss the write-off time periods for each loan category in greater detail.  Discuss the Greek laws which affect this timing, as well as the laws in your other market areas.  For instance, discuss whether foreclosure occurs more quickly in your foreign market areas than it does in Greece and how that timing affects the timing and triggers for writing off your foreign loans.

We advise the Staff that in our next annual report on Form 20-F we will amend the disclosure on write-offs in pages 139, as follows:

“The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for.

For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

(i) The past due status of the loan.

(ii) The existence of collateral held by the Group; to secure the loan and the ability to liquidate that collateral.

(iii) The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write off a loan if the claim against the borrower would remain valid after the loan is written-off.

(iv) The existence of other assets held by the borrower identified through available databases.

(v) An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

(i) Mortgages are written-off for accounting purposes after a maximum period in past-due of 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

(ii) Unsecured consumer, credit card and SBL exposures are written-off for accounting purposes after a maximum period in past-due of 60 months after the agreement is terminated.

(iii) Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the above criteria are satisfied.

Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration of the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

Developments in domestic loans write-offs

Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy, that is extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 days past due in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed.

Developments in international loans write-offs

Although Turkey and the countries in South Eastern Europe in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece, non-accruing loans increased and write-offs decreased during 2009 and 2010 due to changes in prevailing best practices especially in Turkey, due to uncertainties over the tax treatment of write-offs made when all legal actions have not been exhausted.

14.                             Please revise this section in future filings to discuss in detail how you consider trends in collateral values in combination with the foreclosure laws and regulations for each of your respective market areas when determining the amount of your allowance for loan losses. Describe your process for valuing collateral, including your policies for obtaining updated independent appraisals.

We advise the Staff that in our next annual report on Form 20-F we will include sections to discuss how we consider trends in collateral values and the process for valuing collateral, as follows:

“Collateral

Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

For the mortgage portfolio, only in very rare cases do we expect to recover the outstanding balance through foreclosure given the low LTV ratio (average LTV of portfolio at 62%), which deters customers from missing payments that could result in legal actions against them. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the LTV ratios in determining whether foreclosure is probable.

According to the Bank’s corporate credit policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not exceed an interval of 2 years.

Similar practices are followed by our subsidiary in Turkey, while our SEE subsidiaries, in general, perform appraisals more frequently.

According to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.”

Please also refer to our response on comment 48.

15.                             Please revise this section in future filings to discuss how you identify the portions of your portfolio which are ultimately uncollectible and therefore warrant a full reserve, even though the legal period of recovery has not yet expired.

We advise the Staff that in our next annual report on Form 20-F we will discuss how we identify the portion of ultimately uncollectible loans, as follows:

“When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied which have been produced by our risk models which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or foreclosure of collateral (if any).”

Non-performing Loans, page 139

16.                             Please revise this section in future filings to provide greater detail regarding the effects Greek laws relating to enforcement of collateral have and continue to have on your operations.

We advise the Staff that in our next annual report on Form 20-F we will add the following disclosure:

“Enforcement of collateral has been affected by Law 3869/2010 regarding restructuring of individuals’ debt through a court application. These application procedures are lengthy, which we believe is the principal reason why, as at December 31, 2010, none of our customers had applied to the courts under this law, and as at December 31, 2011, customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR • million.

Furthermore, enforcement of collateral has also been affected by Law 3949/2011 that suspended auctions for the primary residence of an individual where the outstanding balance of the loan does not exceed EUR 200,000. As at December 31, 2010 and 2011, outstanding balances that could be subject to the abovementioned Act were EUR 121.4 million and EUR • million, respectively.”

Item 5. Operating and Financial review and Prospects, page 134
Income Taxes, page 147

17.                             You disclose on page 148 that your tax losses in 2008, 2009, and 2010 created a three-year cumulative pre-tax loss of EUR1,320.2 million at December 31, 2010.  You cite your business plan as a significant portion of the evidence that you determined was sufficient to outweigh the negative evidence of the cumulative tax losses in concluding that your deferred tax assets were realizable. Please revise your future filings to provide updates to discuss the extent to which your actual operations are on track with the forecasts in your business plan as submitted to the Greek banking regulator.  To the extent that your actual results to date are less than the results originally forecasted, tell us how you considered this in your analysis of your deferred tax assets.

We advise the Staff that the Bank utilizes a business plan which is periodically submitted to the Greek banking regulator, in order to judge, among other things, the recoverability of tax losses. The business plan spans across four full years, from 2011 to 2014.

According to this business plan, the Bank’s estimated pre-tax profit for the years up to and including 2014 provides positive evidence that it is more likely than not that the Bank will be able to utilize the cumulative tax losses which are due to expire by 2014. The Bank has considered the carrying value of the asset that will expire in 2015 and 2016 and concluded that it is more likely than not that it will be recovered based on future profit projections.

The actual performance of the first half of 2011 is broadly in line with the estimates as anticipated in the business plan despite the adverse conditions which prevailed in the first semester of 2011.

Allowance for Loan Losses, page 150

18.                             We note from your disclosures that your impaired loans increased approximately 127.4% between 2009 and 2010. However, we also note that your provision only increased approximately 20.7% and your net loan write offs decreased approximately 29.7% over the same period.  We also note your table on page 127 which depicts the ratio of allowance for loan losses as a percent of non-performing loans declining steadily from 81.8% in 2006 to 57.5% in 2010. Although we note from your disclosure on page F-17 that certain loans may not be written-off until legal remedies for recovery have been exhausted, there appears to be an inconsistency between the significant increase in your impaired loans and the slight increase in your provision and the decrease in your net write-offs. Please address the following and provide us with your proposed disclosure:

•                  Revise your future filings to more thoroughly and clearly bridge the gap between fluctuations in your non-performing, non-accrual, and impaired loans compared to your provision for loan losses and net loan write-offs.

•                  Further, specifically quantify and discuss in your disclosure the portion of your loan portfolio you consider to be wholly uncollectible and have had to record a provision reserve rather than writing off the loan (i.e. because of delays in legal remedies).  Said another way, disclose the amount of your portfolio that would have been written off if not for delays in the legal remedies process.  Discuss how this was captured in your provision and allowance for loan losses.

We advise the Staff that page F50 of our Form 20-F for the year ended December 31, 2010, included an inadvertent error in the amount of impaired loans at December 31, 2009. The correct text ought to be as follows:

“Impaired loans for which there is a related allowance for loan losses amounted to EUR ~~3,684,398~~ 4,965,712 thousand at December 31, 2009. The allowance related to those loans amounts to EUR 1,891,338 thousand at December 31, 2009. Impaired loans for which there is no allowance for loan losses amount to EUR 103,250 thousand at December 31, 2009.”

We advise the Staff that in future filings we will discuss the fluctuations in non-accruing and impaired loans compared to our provision for loan losses and net loan write-offs, as follows:

“Asset quality

Total impaired loans at December 31, 2010 were EUR 8,386.0 million, an increase of EUR 3,420.3 million, or 68.9% since December 31, 2009. Greek impaired loans were EUR

5,630.6 million and foreign impaired loans were EUR 2,755.4 million, higher by 83.7% and 45.0% respectively since December 31, 2009.

Greek impaired loans for the year ended December 31, 2010 were negatively affected by the increase in loans in non-accruing status of EUR 1,476.8 million as well as the increased balances under TDRs of EUR 1,112.6 million. Mortgage loans and unsecured consumer balances were the worst performing classes of our Greek portfolio and increased by EUR 863.2 million and EUR 867.3 million respectively, while SBLs also increased by EUR 507.5 million for the year ended December 31, 2010. Commercial impaired loans also grew by EUR 288.0 million since more balances fell into the MRA>14 buckets and +30dpd buckets, were individually assessed and provided for.

Foreign impaired loans for the year ended December 31, 2010 increased by EUR 854.6 million, a 45.0% increase mainly due to increased (i) accruing commercial loans classified as impaired of EUR 308.9 million in South Eastern Europe (SEE) and (ii) non-accruing commercial balances of EUR 429.8 million in SEE and Turkey.

Total non-accruing loans at December 31, 2010 were EUR 6,425.3 million, increased by EUR 2,258.8 million, or 54.2% since December 31, 2009. Greek non-accruing loans were EUR 4,348.3 million, increased by 51.4% since December 31, 2009, and foreign non-accruing loans were EUR 2,077.0 million, higher by 60.4% since December 31, 2009. Foreign non-accruing loans increased by EUR 782.0 million due to the increased commercial loans becoming non-accruing in SEE countries and increased commercial and consumer balances in Turkey.

Total net write-offs for the year ended December 31, 2010 were EUR 117.1 million, a decrease of EUR 49.5 million from 2009. Greek net write-offs were EUR 80.5 million and foreign right offs were EUR 36.7 million, or lower by 23.1% and 40.9% respectively, from the same period in 2009.

When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied which have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that we collect insignificant amounts from the unsecured portion of our portfolio after a period of four years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% loss allowance is recorded, which represents a full reserve. A write-off may not be made since legal actions may still be pending.

For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write-off may not be made since legal actions may still be pending.

Allowances for loans losses

Total allowance for loan losses (allowances for impaired and non-impaired loans) at December 31, 2010 was EUR 3,175.4 million, increased by EUR 1,110.2 million, or 53.8% since December 31, 2009. As at December 31, 2010 allowances for impaired Greek and foreign loans were EUR 2,019.9 million and EUR 909.1 million respectively increased by 72.1% and 26.7% respectively, since 2009.

The accumulated allowance for loan losses has increased since the provisions charged to income statement for the year ended December 31, 2010 were EUR 1,205.0 million, higher by EUR 206.5 million (or +20.7%) from 2009.

The ratio of allowances for impaired loans to impaired loans (impaired coverage ratio) at December 31, 2010 was 34.9%, lower by 316 basis points from the ratio of 38.1% at December 31, 2009. The impaired coverage ratios of Greek and foreign loans as at December 31, 2010, were 35.9% and 33.0% respectively.

The impaired coverage ratio for the Greek segment at December 31, 2010 has decreased by 242bps since December 31, 2009, due to (i) increased balances of impaired mortgages and (ii) increased balances of TDRs in mortgage and SBLs classes which attract provisions with a loss rate lower than the ratio of 38.3% of the Greek impaired coverage ratio at December 31, 2009.

The impaired coverage ratio for the foreign segment at December 31, 2010 has decreased by 476bps since December 31, 2009, due to the significant increase in impaired balances of EUR 854.6 million, which outpaced the increase in allowances of EUR 191.5 million. As already discussed impaired balances increased due to (i) accruing commercial loans of EUR 308.9 million in SEE and (ii) non-accruing commercial balances of EUR 429.8 million in SEE and Turkey.

The ratio of allowances for impaired loans to non-accruing loans (non-accruing coverage ratio) at December 31, 2010 was 45.6%, higher by 19 basis points from the ratio of 45.4% at December 31, 2009. The non-accruing coverage ratio of Greek and foreign loans as at December 31, 2010, were 46.5% and 43.8% respectively.

The non-accruing coverage ratio for the Greek segment at December 31, 2010 increased by 558bps since December 31, 2009. Contrary to the impaired loans, the non-accruing coverage improved due to the higher loss rates applied in most classes of the Greek portfolio leading to an increase of allowances by 72.1% while non-accruing balances increased by 51.4% for the year ended December 31, 2010.

The non-accruing coverage ratio for the foreign segment at December 31, 2010 decreased by 1,164bps since December 31, 2009. This development was mainly due to the significant increase of non-accruing loan balances by EUR 782.0 million, the majority of which includes commercial loans with significant real estate collateral, which outpaced the increase of allowances of EUR 191.5 million.”

Segment analysis for the year ended December 31, 2010 compared to the year ended December 31, 2009 based on IFRS, page 160

19.                             This section appears to be overly brief and summary, with only a sentence or two for each segment.  Please expand this section in your future filings to more clearly describe the trends experienced in each of your segments.  For the factors cited that led to the differences between periods, please revise your future filings to quantify the impact of each factor. For those segments which are reporting losses, provide granular discussion on the trends experienced and discuss your expectation as to whether such trends will continue in the future. For reporting segments which are comprised of several different operations, provide granular detail that identifies the business activities that led to the changes between periods as well as which activities were positively contributed to profit before tax versus those negatively contributing to profit before tax.

We advise the Staff that in our next annual report on Form 20-F we will enhance our disclosure on page 160, as follows:

“Segment analysis for year ended December 31, 2010 compared to the year ended December 31, 2009 based on IFRS.

The Group’s overall decrease in profit before tax in 2010 compared to the same period in 2009, primarily reflects losses before tax in our retail segment and significantly lower results in global markets & asset management, which were only partially offset by improved performance in corporate & investment banking and Turkish banking operations.

The decrease in profit before tax in our retail banking segment is due to lower interest income and to the increased cost of provisions for loan losses. More specifically, the decrease in total operating income in our retail banking segment of EUR 71.3 million is mainly attributable to a decrease in mortgage lending, consumer lending and products and lending to small-medium and small sized companies of approximately EUR 46.4 million, EUR 16.8 million and EUR 8.1 million, respectively.

During 2010, the Bank’s retail banking activity was mainly focused on debt restructurings of mortgages and consumer loans. The restructuring terms included lower payments, extended loan maturities, payment or interest rate caps and skipped payments. Additionally, net interest income was negatively affected by the increased rates paid to depositors during 2010 to preserve our market share as a result of increased competitive pressures as other domestic banks sought to attract liquidity.

Impairment charges for credit losses increased to EUR 796.6 million in 2010 from EUR 442.6 million in 2009, arising mainly from consumer and mortgage lending. This increase was due to the deteriorating credit quality due to adverse economic conditions in Greece.

Improved results in the Bank’s corporate and investment banking in 2010, were primarily due to increased net interest income reflecting the effectiveness of the re-pricing efforts in Bank’s Greek corporate loan portfolio and especially to large companies, which outpaced the increased provision charges for loan loss allowances. Since March 2010, the Bank has launched restructuring products addressed to medium size corporate and SBL customers, some of which fall under Law 3816/2010 (see Item 4.B, “Business Overview—Settlement of Business and Corporate Debt). As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

Profit before tax from our International banking operations decreased to EUR 83.5 million in 2010 from EUR 109.0 million in 2009. This decrease in profit before tax was principally due to decreased net interest income mainly due to loan volume contraction and to a significant increase in provisions amounting to EUR 209.6 million in 2010 compared with EUR 189.9 million in 2009. Net interest income from our International banking operations, as described in Item 4. “Information on the Company—International”, decreased for 2010 to EUR 461.8 million from EUR 488.8 million in 2009.

Profit before tax from our Turkish banking operations increased in 2010 to EUR 560.8 million from EUR 520.0 million in 2009 as a result of the increased total operating income, despite the increase in direct costs to EUR 659.2 million in 2010 compared to EUR 524.0 million in 2009. The increase in direct costs by 25.8% is mainly attributed to Finansbank’s network expansion program, which brought the number of branches to over 500 by the end of 2010. The increase in net interest income and net fee and commission income is mainly due to the loan portfolio growth. Moreover, net interest income was positively affected by the decreased rates paid for deposits during 2010 as interest rates decreased in 2010 compared to 2009.  Impairment charges for credit losses decreased to EUR 144.6 million in 2010 from EUR 250.1 million in 2009, reflecting both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels as compared to 2009.

The reduced losses before tax in 2010 in insurance operations (from losses of EUR 49.9 million in 2009 to losses of EUR 33.1 million in 2010) mainly reflects the increase in gross written premia of the motor line of business as a result of the higher penetration in the Greek market, the decrease in costs related to the voluntary retirement scheme from EUR 24.6 million in 2009 to EUR 5.3 million in 2010 and the decrease in credit provisions and other impairment changes from EUR 69.8 million in 2009 to EUR 37.0 million in 2010 relating to equity securities and mutual funds.

The business segment “Other” comprises of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations, as well as the share of profits or losses of our associate undertakings. The reduction of losses in this segment in 2010 as compared to 2009, is attributable to the increase of net interest income/ (expense) from EUR (62.6) million in 2009 to EUR 116.1 million in 2010 from the corporate treasury operations and the decrease of direct costs from EUR 255.2 million in 2009 to EUR 160.1 million in 2010 reflecting the effectiveness of the cost cutting measures.”

Item 8. Financial Information, page 209
Related Party Transactions, page 209

20.                             Please confirm and revise your future filings to indicate that your transactions with related parties were made on substantially the same terms, including interest rate and collateral, as those with other persons not related to you.

We advise the Staff that transactions with related parties were made on substantially the same terms, other than interest rate and collateral, as those with other persons not related to us; however, the disclosure below will be included in our next annual report on Form 20-F:

“The Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note • to the U.S. GAAP Financial Statements for details.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 234
Value-at-Risk (VaR), page 235

21.                             You disclose that you use VaR to measure market risk on your trading and AFS portfolios. You disclose you use the variance-covariance methodology, with a 99% confidence interval and over a one-day time horizon.  Please address the following:

•                  Revise your disclosure in future filings to more clearly describe the variance-covariance method used, including the period of historical data used for the analysis. Further, tell us and consider disclosing the level or number of market factors used when calculating VaR.

We advise the Staff that in our next annual report on Form 20-F we will enhance our disclosure on page 235 to include the following:

“In particular, the Bank has adopted the variance-covariance methodology, with a 99% confidence interval and a 1-day holding period. The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the Group Market and Operational Risk Management Division calculates on a daily basis the VaR of the Bank’s Trading and AFS portfolios, using the latest 75 exponentially weighted daily observations. The risk factors relevant to the financial products in NBG’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 929. Additionally, NBG calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.”

•                  It appears you present the average, high and low amounts, or the distribution of the value at risk amounts for the reporting period pursuant to Item 305(a)(iii)(B)(1). In light of the volatility experienced and for purposes of providing greater transparency, please tell us and revise your future filings to specifically state the number of exceptions to VaR that you experienced for each period.

We advise the Staff that during 2010, there were only two exceptions where the back-testing result exceeded the respective VaR calculations. Furthermore, in the first eight months of 2011, there were also two such exceptions. In future filings we will include such information as applicable.

•                  You disclose that you monitor the predictive power of your VaR model by back-testing, which involves comparison of “hypothetical” daily gains and losses with the respective estimates of the VaR model used for regulatory purposes.  Please revise future filings to more thoroughly describe the procedures you performed to validate the appropriateness of your model, for both trading and AFS position.

We advise the Staff that in our next annual report on Form 20-F we will enhance our disclosure on page 237 to include the following:

“The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. The aim of back-testing is to examine whether the hypothetical change in the value of the portfolio, due to the actual movements in the prices of the underlying risk factors, is captured by the VaR estimate of that day. The procedure of back-testing is summarized as follows:

•                  Calculation of the hypothetical gains/losses on the Bank’s Trading portfolio between days t and t+1,

•                  Comparison of the hypothetical gains/losses with the VaR calculated for positions as of the close of business on day t.

Any excess of actual gains or losses over those predicted by our VaR model is reported to the Bank of Greece within five business days.  Back-testing is applied on the Bank’s end-of-day positions and does not take into account intra-day transactions.”

•                  You state on page 236 that the major contributor to your total VaR during 2010 was Interest Rate Risk. Please tell us and revise your future filings, including your tables to clarify whether credit risk was a considered as a component of the type of risk labeled “Interest Rate VaR” in your table at the top of page 236 and that you refer to in your narrative as “Interest Rate Risk”.

We advise the Staff that in our next annual report on Form 20-F we will enhance our disclosure on page 237 to include the following:

“The VaR model captures the general position risk of the Bank and does not measure the specific position risk, i.e. credit risk, which is calculated based on the standardized approach.”

•                  Your disclosure further states that interest rate volatility led to higher VaR estimations.  You also state “This impact was mitigated by the reclassification of certain Greek government bonds from the Trading and AFS categories to the HTM category, (sic) therefore were excluded from the VaR estimations.”

•                  Please tell us and revise your future filings to more clearly explain what you mean here.

•                  Clarify in greater detail what exactly led to the volatility in your VaR calculations.

•                  Clarify how the transfer of certain Greek government bonds from the Trading and AFS categories to the HTM category mitigated the impact of the volatility, and clarify whether it mitigated your overall risk to the Bank or just the volatility in the VaR calculations for your Trading portfolio.

•                  Further, explain what was “excluded” (i.e., the effect of the transfers or the entire volatility of the Greek bonds) and what the impact of excluding such volatility had on both your VaR results as well as limiting their usefulness as an indicator of overall risk.

We advise the Staff that in our next annual report on Form 20-F we will enhance our disclosure on page 236, below the table to include the following:

“The most significant type of Market Risk to which the Bank is exposed is interest rate risk. This mainly arises from the Bank’s Trading and AFS bond portfolios, as well as from interest rate derivatives, both exchange traded and over-the-counter. In order to measure and manage this risk, NBG calculates the Interest Rate (“IR”) VaR of its portfolios on a daily basis. The level of IR VaR mostly depends on the volatility of the underlying interest rates and the positions in the portfolio.

In the first quarter of 2010, interest rate volatility remained at relatively low levels, however, the volatility of the EUR and USD interest rates began to increase significantly from the middle of the second quarter. The volatility remained at the same, high, levels until the end of the year. This increased volatility led to higher total VaR estimations for the Bank for the year ended December 31, 2010.

On the other hand, during 2010, a large portion of the Bank’s Greek government bonds (“GGBs”) was transferred from the trading and AFS categories to HTM. Since the VaR model measures the Market Risk of any instruments held with the intention to be traded or sold, the positions held in HTM are excluded from the VaR calculations. Therefore, the transfer of a large portion of GGBs from the trading and AFS categories to HTM caused the IR and Total VaR to decrease for the year ended December 31, 2010.”

Item 18. Financial Statements, page 255
Note 3: Summary of Significant Accounting Policies, page F-12
Loans and losses, page F-15

22.                             Please revise future filings to include a discussion of the risk characteristics of each loan portfolio segment.  Refer to ASC 310-10-50-11B(a)(2) for guidance.

We advise the Staff that, following your comments 22, 23, 24, 25, 26 and 38, we will enhance the relevant disclosures in our next annual report on Form 20-F, as follows:

Note 3, Loans and leases, page F-15, amend as follows:

“Loans and leases—Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest rate method.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans. There are no loans that have been originated which are intended for sale in the secondary market.

Loans include aggregate rentals on lease financing transactions and residual values net of related unearned income. Lease financing transactions represent direct financing leases. Unearned income is amortized under a method that results in an approximate level rate of return when related to the unrecovered lease investment.

A loan is determined to be past due when any amount with respect to the loan is not collected when contractually due.

The Group has identified two portfolio segments in accordance with ASC 310-10-20 and its internal policies, consumer loans and commercial loans. Consumer loans consist of a large number of homogeneous loans of small amounts given to individuals. Therefore, the consumer loans portfolio is diversified and more resilient to specific risks associated with individual borrowers, but may be more severely affected by changes in macroeconomic conditions (e.g. GDP evolution, unemployment and disposable income). Commercial loans in general consist of large exposures to fewer borrowers to cover their business financing needs. The commercial loans portfolio is less diversified, and therefore, more vulnerable to risks associated with individual borrowers.

As described in Note 14 the Group has elected fair value accounting for certain loans.

Loans acquired in a purchase business combination with evidence of credit quality deterioration since origination, for which it is probable at purchase that the Group will be unable to collect all contractually required payments are accounted for under ASC 310-30 ‘‘Loans and Debt Securities Acquired with Deteriorated Credit Quality’’. ASC 310-30 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. ASC 310-30 requires impaired loans to be recorded at fair value and prohibits ‘‘carrying over’’ or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within its scope. Under ASC 310-30, the excess of cash flows expected at purchase over the purchase price allocated, is recorded as interest income over the life of the loan.”

Note 3, Loans and leases write-offs, new policy, page F-16:

“The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for.

For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

(i) The past due status of the loan.

(ii) The existence of collateral held by the Group; to secure the loan and the ability to liquidate that collateral.

(iii) The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write off a loan if the claim against the borrower would remain valid after the loan is written-off.

(iv) The existence of other assets held by the borrower identified through available databases.

(v) An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

(i) Mortgages are written-off for accounting purposes after a maximum period in past-due of 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

(ii) Unsecured consumer, credit card and SBL exposures are written-off for accounting purposes after a maximum period in past-due of 60 months after the agreement is terminated.

(iii) Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the above criteria are satisfied.

Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration of the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.”

Note 3, Allowance for loan losses, add the following page F-16:

“Individually significant exposures are considered those, which, if impaired would have a material impact on profit. Specifically, individually significant exposures are those customer exposures that, for each NBG Group entity, exceed the lower of 0.1% of the entity’s equity and EUR 750,000.”

Note 3, Non-accruing loans, page F-16, amend as follows:

 “Non-accruing loans—In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual at the time the loan is 180 days delinquent. For foreign loans the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful.

The interest on these loans is accounted for on a cash-basis, until qualifying for return to accrual. Interest income is recognized upon receipt of the cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame (except for loans that the agreement has been terminated), or when the loans are modified.”

Note 3 — Modifications and Troubled Debt Restructurings, replace policy on page F-16:

“Each modified loan resets the number of days past due to zero and accrues interest even if previously it was in non-accrual status because, upon the modification, the customer repays one installment, a new repayment schedule is agreed with lower payments.

Modifications are considered TDRs if, for economic or legal reasons related to the debtor’s financial difficulties, a concession is granted to the customer, that the Group would not otherwise consider. The concession granted typically involves the reduction of interest accrued off-balance sheet or the prolongation of maturity, without receiving additional collateral.

TDRs are considered impaired and a loan loss allowance is estimated for these loans that takes into consideration the fact that loans were non-accruing before the restructuring.”

Non-accruing loans, page F-16

23.                             Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e).  Clearly disclose how you define nonperforming loans.

We advise the Staff that in future filings we intend to remove any references to “non-performing loans” because it will no longer be used as an asset quality indicator. Instead we will use consistently “non-accruing loans” and “impaired loans” as asset quality indicators. Therefore, we do not consider that it is necessary to add the definition of non-performing loans in our future filings.

For the Staff’s reference non-performing loans were defined as follows:

Domestic loans are generally classified as non-performing when principal or interest is more than 150 days past due for credit cards, 120 days past due for consumer loans depending on the product, and 180 days past due for mortgage loans. Commercial loans are categorized as non-performing loans when the loan agreement is terminated. Foreign loans are generally classified as non-performing when principal or interest is more than 90 days past due. Loans may be classified as non-performing earlier if deemed in default. All non-performing loans are also non-accruing, therefore, interest is recognized on a cash basis.

Modified loans and troubled debt restructurings, page F-16

24.                             You state here that “Each loan that becomes modified accrues interest even if previously it was on non-accrual status, because upon the modification there is sufficient evidence that the loan will be repaid according to the new terms.”  Please address the following:

•                  Tell us and disclose in future filings how you determined that there was sufficient evidence that the loan will be repaid according to the new terms in the absence of any payments;

Please refer to our response on comment 22.

•                  Specifically identify any steps you take to monitory payment history on these modified loans in the period subsequent to the modification;

Please refer to our response on comment 11.

•                  Quantify the percentage of modified loans that become past due during the first year after the modification; and

Please refer to our response on comment 11.

•                  Quantify the percentage of past due loans that have been modified in the past.

Please refer to our response on comment 11.

Allowance for Loan Losses, page F-16

25.                             You disclose that a specific allowance for loan losses is determined for individually significant commercial loans, while the allowance for loan losses on non-significant commercial loans is determined using a coefficient analysis.  Please revise future filings to define the term “significant” as used in this context.

Please refer to our response on comment 22.

26.                             We note your disclosure on page F-17 that, under Greek regulations, loans cannot be written off until the lengthy process of legal remedies for recovery has been exhausted. Please address the following:

•                  Revise future filings to include a discussion of your policy for writing off uncollectible loans for each loan segment.  Refer to ASC 310-10-50-11B (b) for guidance.

•                  We note the disclosure of your write-off policy related to non-performing loans on page 139. Please revise future filings to include this disclosure within Note 3 to your financial statements as we believe this is useful information to readers and would supplement the information you disclose under ASC 310-10-50-11B (b).

•                  We note your statement on page 130 which indicates that you changed your write off policy to allow for a period of “up to five years before the write-off for the unsecured portfolio.”  In future filings, please expand your discussion of this statement and include your enhanced disclosure here in Note 3 to your financial statements, including how this statement relates to your write-off policy for each loan segment.

Please refer to our response on comment 22.

27.                             We note your disclosure on page F-17 of the historical periods analyzed for estimation of the loss rates in your homogeneous allowance for loan losses (ALL) analysis, which are six years for credit card and consumer loans and 12 years for mortgage loans.  You also state at the bottom of page F-17 that “Historical loss amounts include both amounts actually written off and amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted.”  Please address the following regarding the development of your loss rates:

•                  Tell us and revise future filings to disclose how your ALL methodology has captured the effect that the current unprecedented conditions in Greece as well as in the rest of your market areas have had on the credit quality of your portfolio.

•                  Tell us and revise future filings to disclose whether you have changed your analysis (e.g. look-back periods) to better capture all probable incurred losses considering the current state of the economy in your market areas including the rapid acceleration of delinquencies.

•                  Revise future filings to more clearly identify how your model for developing loss rates captures the “amounts that are expected to be written off, but for which not all legal remedies for recovery have been fully exhausted.”

We advise the Staff that in our next annual report on Form 20-F we will add the following disclosure on page F-48:

“The current macroeconomic conditions affect our default and recovery models gradually as more information regarding the performance and behavior of loan customers is gathered. Based on this information we adjust the “Loss-given-default” and “Probability of Default” parameters used for the estimation of ALL, keeping the fundamental methodology intact, that is, we continue to calculate recoveries (and losses) based on realized cash inflows (“workout approach”).”

Also, please refer to the disclosure in Note 14 on pages F-48 and F-49 regarding loss forecast models.

We advise the Staff that in future filings we will amend the statement referred to in the third bullet of this comment in Note 3 Allowance for loan losses, on page F-17 & F-18, as follows:

“Historical loss amounts are based on recoveries relating both to balances written off and to balances not written off because not all legal actions for recovery have been fully exhausted.”

Securitization, page F-20

28.                             We note your disclosure related to the securitization, sale, and servicing of residential mortgage loans, credit cards, consumer, and commercial loans.  It does not appear that you have recorded a servicing asset or liability for any periods presented.  In future filings as well as in your response, please confirm, if true, that you believe the servicing fees you receive are commensurate with the costs you incur to service these loans.  Further, tell us whether you have experienced an increase in servicing costs as part of the recent economic environment, and how you considered this factor in your analysis.

We advise the Staff that, in Note 14, page F-52, we refer: “All of the above notes issued are not presented within “Long-term debt” and the loans are not derecognized as the Bank is the owner of the issued secured notes and primary beneficiary of the above variable interest entities.” As the only investor and therefore the primary beneficiary, NBG consolidates the two VIEs and the servicing fees received by the VIEs are eliminated during the consolidation process.

Note 11: Derivatives, page F-34

29.                             We note your disclosure that you have EUR1,787.4 million of derivatives in a liability position as of December 31, 2010.  Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010.  If so, please tell us and revise future filings to disclose the information required by ASU 815-10-50-4H.

We advise the Staff that in our next annual report on Form 20-F, we will add the following disclosure in Note 11 Derivatives, on page F-34:

“The Group executes the vast majority of its derivative contracts in the over-the-counter market with financial institutions, including broker/dealers and, to a lesser degree, with a variety of non-financial companies. Substantially all of the derivative transactions are executed on a daily margin basis.

Furthermore, the Group enters into legally enforceable master netting agreements which reduce risk by permitting the closeout and netting of transactions with the same counterparty upon the occurrence of certain events.

Substantially all of the Group’s derivative contracts contain credit risk-related contingent features, primarily in the form of International Swaps and Derivatives Association, Inc. (ISDA) master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group’s creditworthiness. At December 31, 2010 and 2011, the Group had posted cash and securities collateral of EUR 1,189.8 million and EUR • million in the normal course of business under derivative agreements.

In connection with certain of the above over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank’s credit rating as at December 31, 2011 has triggered this provision in the contract. The amount of additional collateral required depends on the contract and is usually the market value of the exposure. Derivatives are executed on a daily margin basis and thus the additional amount of collateral that would be required is a two day change in the mark to market of the instrument, which as of December 31, 2010 and 2011, amounted to EUR 38.7 million and EUR • million.”

Note 12: Investment Securities, page F-37

30.                             We note from your disclosures here as well as from your disclosures in Note 10 on page F-34 that you transferred securities both from the trading category to the available-forsale (AFS) and held-to-maturity (HTM) categories, and from the AFS category to the HTM category during 2010. Please address the following:

•                  You state the reason for the transfers was due to the current crisis in the Greek bond market.  Please tell us how you determined this complies with the guidance in ASC 320-10-35-12 that states transfers from the trading category should be rare.

We advise the Staff that our assessment that the transfers from the trading category comply with the guidance in ASC 320-10-35-12 considered the following factors:

•                  The crisis in the Greek bonds market (including bonds issued by Greek financial institutions) that began in early 2010 is a rare event as it has not occurred since Greece’s inclusion into the Euro in 2001 nor is it expected to occur in the foreseeable future as evidenced by:

•                  the multilevel downgrades of the Hellenic Republic and certain Greek financial institutions,

•                  the consequential sharp increase of the Hellenic Republic credit spread,

•                  the significant decline in market prices, and

•                  the significant reduction in trading activity on HDAT for example on December 1, 2009 the trading volume for the bonds traded on HDAT was EUR 2.4 billion, while on January 4, 2010 it was EUR 393 million, on March 31, 2010 EUR 380 million and on June 1, 2010 EUR 48 million.

•                  Our judgment that the crisis in the Greek bonds market is a rare event that, although it is ongoing, it is unusual and highly unlikely to recur in the foreseeable future.

•                  The business decisions by the Company’s Asset Liability Committee (“ALCO”) (the ALCO is described on page 172-173 of our 20-F) to no longer hold these bonds for the purpose of selling in the near term.

•                  Our judgment that such reclassifications are not expected to recur in the foreseeable future. This judgment was also based on the fact that following these transfers, only an insignificant amount of Greek bonds remained in our trading portfolio.

The decision to reclassify also took into consideration that NBG is market maker in GGBs and therefore certain benchmark issues could not be transferred to HTM in order to support our role in the market.

•                  Tell us the date you recorded each of these transfers (i.e. from trading to AFS, from trading to HTM, and from AFS to HTM).

We advise the Staff that the table below presents the dates during 2010 that the transfers were recorded:

Transfers between categories

Euro million	1/1/2010	31/3/2010	1/6/2010	Total
From Trading to AFS	200.4	366.8	789.9	1,357.0
From Trading to HTM	263.8	27.0	—	290.8
From AFS to HTM	1,731.2	95.6	85.8	1,912.6
Total	2,195.4	489.3	875.7	3,560.4

•                  Tell us whether any of the securities transferred from trading to AFS were the same securities that were then transferred from AFS to HTM.  If so, please tell us how long these same securities were classified as AFS before being transferred to the HTM category.

We advise the Staff that no securities transferred from trading to AFS were then transferred from AFS to HTM.

•                  You disclose that there are EUR707.7 million of unrealized losses for 12-months or more on your HTM securities as of December 31, 2010.  Please quantify how much of these unrealized losses related to securities transferred directly from the AFS category versus how much related to securities that were previously categorized as HTM prior to 2010.

We advise the Staff that of the EUR707.7 million of unrecognized losses for 12-months or more on our HTM securities as of December 31, 2010, EUR 690.1 million relate to securities transferred from AFS, while the remaining EUR17.5 million relate to securities categorized as HTM prior to 2010.

31.                             We note your disclosure on page F-41 related to other-than-temporary-impairment (OTTI) charges taken on available for sale securities.  Please address the following:

•                  Revise future filings, as applicable, to separately disclose the amount of OTTI charges taken for each period that were recorded in earnings (i.e. credit related) and those that were recorded in accumulated other comprehensive income (AOCI).

We advise the Staff that as of December 31, 2010, there were no OTTI charges recorded in AOCI. In future filings we will separately disclose the amount of OTTI charges recorded in earnings (i.e. credit related) and those recorded in AOCI, if any.

•                  Further to this point, if you did not record any OTTI charges in AOCI for any periods,

please tell us why not. For example, please explain how you were able to conclude that you would sell or be required to sell all securities for which an OTTI charge was taken. Refer to ASC 320-10-50-8A for guidance.

We advise the Staff that as of December 31, 2010 there were no OTTI charges recorded in AOCI. The OTTI charge in the income statement in 2009 for available for sale debt securities, was recognized in accordance with ASC 320-10-35-34B and relates to securities that the Group had the intent to sell before recovery of the amortized cost basis. Therefore, for these securities, the entire difference between the amortized cost and the fair value was recognized in earnings.

•                  Revise future filings to provide a rollforward of the amount of OTTI credit losses recognized in earnings. Refer to ASC 320-10-50-8B for guidance.

We advise the Staff that as of December 31, 2010, the requirement of ASC 320-10-50-8B was not applicable for the Group, because no OTTI credit losses have been recognized in earnings. In future filings we will provide a roll forward of the amount of OTTI credit losses recognized in earnings as described in ASC 320-10-50-8B.

•                  Please ensure the above disclosures are also provided for all held to maturity securities for which an OTTI charge was taken in any period presented, as applicable.

We advise the Staff that as of December 31, 2010 there were no OTTI charges relating to our held to maturity securities. We will include the relevant disclosures in our next annual report on Form 20-F.

32.                             We note your disclosure beginning on page F-42 related to your OTTI analysis.  Please address the following:

•                  Revise future filings to expand this disclosure to address OTTI charges taken for each period presented.

We advise the Staff that in our next annual report on Form 20-F we propose to address OTTI charges taken for each period presented, as shown below:

“The assessment for Other-Than-Temporary Impairment (“OTTI”) of available-for-sale and held-to-maturity debt securities and available-for-sale marketable equity securities and mutual fund units is based on a variety of factors, including the length of time and extent to which the market value has been less than cost, the financial condition of the issuer of the security, and our intent and ability to hold the security to recovery. In particular, regarding equity securities and mutual fund units, as part of our impairment analysis, we frequently update our expectations based on actual historical evidence that recovery has not yet occurred. Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.

The vast majority of our unrealized losses in debt securities relate to our holdings of Greek government bonds, for which the Bank is a market maker, and other debt instruments issued by Greek financial institutions. Except for debt securities that the Group intends to sell, the unrealized losses associated with the debt securities are not considered to be other than temporary because the Group neither intends nor expects it will be required to sell these debt securities before the recovery of their amortized cost basis, and the Group has determined that a credit loss does not exist in relation to these securities because it does not expect that they will default on any payment due. A key factor considered in this assessment for 2010 was the existence of the IMF/eurozone Stabilization and Recovery Program for Greece, agreed in May 2010, which reduced the probability of default by the Hellenic Republic, and the existence of the Hellenic Republic bank support plan and the Hellenic Financial Stability Fund (“HFSF”) that significantly reduce the likelihood of default of the Greek banks.

OTTI charges for available-for-sale and held-to-maturity securities in 2009

During 2009 the Group recognized OTTI charges in relation to certain debt securities that the Group intended to sell, in accordance with ASC 320-10-35-33A, the Group recognized OTTI charges in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses, in accordance with ASC 320-10-35-33.

As at December 31, 2009, gross unrealized losses existing for twelve months or more for equity securities relate to minor investments. For the majority of these investments the unrealized loss is less than 20% and for the remaining it is marginally above 20%. All mutual fund units with unrealized losses existing for twelve months or more have losses of less than 20%.

OTTI charges for available-for-sale and held-to-maturity securities in 2010

During 2010 the Group recognized OTTI charges in relation to the majority of its equity securities and mutual fund units held with significant and prolonged unrealized losses. In particular, the Group recognized an OTTI charge for all equity securities and mutual fund units for which an OTTI charge was recognized in previous years and as at December 31, 2010 were in an unrealized loss position.

As at December 31, 2010, gross unrealized losses existing for twelve months or more for equity securities are not material and all mutual fund units with unrealized losses existing for twelve months or more were not considered impaired as the losses were not significant to the respective investments held.”

Similar disclosure will be provided for 2011.

•                  Provide us with your OTTI analysis for all securities that have been underwater for 12-months or more as of December 31, 2010, and for which OTTI charges were not taken, that identifies all available positive and negative evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

We advise the Staff that NBG group OTTI analysis was performed in accordance with the guidance in ASC 320-10-35 “Investments-Debt and Equity Securities — Overall — Subsequent Measurement - Impairment of Individual Available-for-Sale and Held-to-Maturity Securities”. The analysis includes the steps described below:

1)              Unrealized loss

If the fair value of the debt security is below its amortized cost then the security is impaired in accordance with ASC 320-10-35-21 and we evaluated as at December 31, 2010 whether the impairment is other-than-temporary. Otherwise, the security was not assessed further.

2)              Intention to sell

Of the debt securities in an unrealized loss position (step 1 above), as at December 31, 2010, we identified the securities that we intended to sell. For those securities an OTTI was considered to have occurred in accordance with ASC 320-10-35-33A.

3)              Required to sell

For the debt securities in an unrealized loss position (step 1 above) that we did not intend to sell (step 2 above), we considered the available evidence to assess whether it was “more likely than not” that we would be required to sell them before the recovery of their respective amortized cost bases. This analysis was based on our capital and liquidity position, the funding provided by the European Central Bank (ECB) through repurchase agreements, our ability to raise funds through securitizations and the issuance of covered bonds and the existence of support mechanisms for banks, like the Hellenic Republic bank support plan and the Hellenic Financial Stability Fund (“HFSF”) described below. Also, NBG participated successfully in the stress testing exercise performed by European Union banks in July 2010 and in 2011, which was coordinated by the Committee of European Banking Supervisors in cooperation with the ECB.

Based on the above we considered that, as at December 31, 2010, it was not “more likely than not” that we would be required to sell these securities, therefore an OTTI was not considered to have occurred in accordance with ASC 320-10-35-33B.

Hellenic Republic bank support plan

In 2008, the Greek Parliament approved the Hellenic Republic bank support plan, in response to the difficult funding conditions in 2008. The Greek Parliament originally approved for EUR 28 billion in 2008 and augmented the support plan by EUR 40 billion in 2010. The Hellenic Republic bank support plan, as amended, comprised three tranches or pillars:

•            up to EUR 5 billion in non-dilutive preference share capital designed to increase Tier I ratios of participating banks;

•            up to EUR 55 billion in guarantees for short-term borrowings of participating banks (originally only EUR 15 billion); and

•            up to EUR 8 billion in short-term debt floating rate notes issued to the participating banks by the Public Debt Management Agency.

During 2011 the Hellenic Republic bank support plan was enhanced by EUR 30 billion.

Hellenic Financial Stability Fund

The IMF/eurozone Stabilization and Recovery Program contains a third pillar in the form of the HFSF intended to maintain the stability of the Greek banking system by providing capital support in the form of preference or ordinary shares, if a significant decline in capital buffers occurs. The HFSF has been established under Greek law 3864/2010. Any credit institution that, according to the opinion of the Bank of Greece, runs a risk of failing to meet its capital adequacy requirements and that has not strengthened its own capital base through capital raisings from existing or new shareholders, may, either upon its own initiative or upon recommendation by the Bank of Greece, apply for the capital support available through the HFSF.

4)              Recovery of amortized cost basis (“credit loss”)

For the debt securities in an unrealized loss position identified in (step 1 above), which we did not intend to sell (step 2 above) and for which we considered it was not “more likely than not” that we would be required to sell them (step 3 above), we assessed whether a credit loss exists, in accordance with ASC 320-10-35-33C. For the purposes of this assessment, the debt securities were segregated, based on the type of security into four categories, Greek government bonds, debt securities issued by other governments and public sector entities, corporate debt securities issued by companies incorporated in Greece and corporate debt securities issued by companies incorporated outside Greece. For each category, the assessment considered the factors described in ASC 320-10-35-33F to 35-33H.

Greek government bonds

Negative evidence considered was the significance and duration of the unrealized losses with respect to Greek government bonds (“GGBs”) caused by the deterioration in the Hellenic Republic’s credit rating and the widening of Greek government bonds’ credit spreads as a result of the adverse developments regarding the Greek public debt and fiscal deficit, as well as the reduced or minimal market activity.

On the other hand, as at December 31, 2010, the Hellenic Republic had not failed to make any scheduled interest or principal payments. Furthermore, the IMF/Eurozone Stabilization and Recovery Program agreed in May 2010 reduced the probability of default by the Hellenic Republic. Since the commencement of the IMF/Eurozone Stabilization and Recovery Program and until June 2011 the Hellenic Republic has been receiving all scheduled payments in accordance with the program, following, each time, a thorough review by the IMF, Eurozone and ECB representatives.

Based on the above, as at December 31, 2010 we considered that no credit loss existed in relation to debt securities issued by the Hellenic Republic.

Debt securities issued by other governments and public sector entities

The losses relating to these securities are very insignificant, none of these issuers has failed to make any scheduled interest or principal payments and we do not expect that they will in the future.

Based on these factors, as at December 31, 2010 no credit loss existed in relation to debt securities issued by other governments and public sector entities.

Corporate debt securities issued by companies incorporated in Greece

The analysis for corporate debt securities issued by companies incorporated in Greece, including mainly debt securities issued by Greek financial institutions, was similar to that for the GGBs. The economic conditions in Greece adversely affected the credit ratings, credit spreads, market activity and the fair value of these securities.

However, the above negative evidence was overcome by the positive evidence that (a) none of these issuers has failed to make any scheduled interest or principal payments, (b) the fact that in July 2010, Greek banks participated successfully in the stress testing exercise performed by European Union banks, which was coordinated by the Committee of European Banking Supervisors in cooperation with the ECB, and (c) the existence of the Hellenic Republic bank support plan and the HFSF (see above) that significantly reduce the likelihood of default of the Greek banks.

Based on the above, as at December 31, 2010 no credit loss existed in relation to corporate debt securities issued by companies incorporated in Greece.

Corporate debt securities issued by companies incorporated outside Greece

These are securities issued by investment grade financial institutions, most of them supported by their local governments. None of these issuers has failed to make any scheduled interest or principal payments and we do not expect that they will in the future.

Based on these factors, as at December 31, 2010, no credit loss existed in relation to corporate debt securities issued by companies incorporated outside Greece.

•                  Revise future filings to discuss in more detail the assumptions and estimates included in your OTTI analysis, and how it provides your basis for determining that the security will recover its cost basis.

We advise the Staff that in our next annual report on Form 20-F we will include the discussion in the previous point, as applicable.

•                  We note your statement that charges taken in 2010 related primarily to equity securities and mutual funds.  Revise future filings to disclose the amount of OTTI charges taken for all periods presented by security type.

We advise the Staff that in our next annual report on Form 20-F we will disclose the amount of OTTI charges for all periods presented by security type in Note 12 Investment securities on page F-41:

	2009	2010	2011
	(EUR in thousands)
Gross realized gains on sales of available for sale portfolio	398,149	198,281
Gross realized losses on sales of available for sale portfolio	(48,220)	(132,741)
Other-Than-Temporary-Impairment of available for sale debt securities	(151,474)	—
Other-Than-Temporary-Impairment of available for sale equity securities	(187,142)	(85,198)
Other-Than-Temporary-Impairment of available for sale mutual fund securities	(19,712)	(4,299)
Net gains/(losses) on sales of available for sale securities	(8,399)	(23,957)

•                  Please ensure the above disclosures are also provided for all held to maturity securities for which an OTTI charge was taken in any period presented, as applicable. Refer to ASC 320-10-50-6(b) for guidance. Please provide us with your proposed disclosures, where applicable.

We advise the Staff that as at December 31, 2010 there are no OTTI charges for our held to maturity securities. We will include the relevant disclosures in our next annual report on Form 20-F.

Note 14: Loans and Allowance for Loan Losses, page F-45

33.                             We note that other consumer loans represented approximately 21% of total consumer loans and 10% of total gross loans at both December 31, 2010 and 2009.  We also note your disclosure of the definition of these loans on page 110, which states that these loans are unsecured installment loans used to finance the purchase of consumer goods and to pay for services. Given the significance of this loan class to your total loan portfolio, please consider breaking out this class of loans further into separate, more-descriptive loans classifications and/or more clearly defining the types of loans within this loan classification.

We advise the Staff that we appreciate the significant amount of other consumer loans with respect to the total loan portfolio. We further advise the Staff that these loans relate to a large number of homogeneous loans with the following common characteristics:

•                 small loan amount,

•                 initially recorded at amortized cost,

•                 offered to individuals,

•                 unsecured,

•                 finance the purchase of consumer goods or services.

Based on these common characteristics, we have determined, in accordance with ASC 310-10-55-16 and 17 that these loans form a single class of loans since they don’t have additional characteristics that would support more detailed classification.

34.                             We note from your disclosure on page 128 that you have total non-performing loans of EUR 5,522.3 million at December 31, 2010.  Please tell us and revise your future filings to more clearly describe how non-performing loans relate to your non-accrual and past due loans balances as disclosed here. Provide a quantified reconciliation.

As described in our response to comment 23, we will not use the term “non-performing” in future filings.  For the Staff’s reference the table below provides a reconciliation of non-performing, non-accruing and over 90 days past due loans:

December 31,2010
(EUR in thousands)
Greek
Non-performing loans	3,612,689
Non-accruing and performing	735,616
Total non-accruing	4,348,305
Over 90 days past due and accruing	731,286
Total Greek loans over 90 days past due	5,079,591

Foreign
Non-performing loans	1,909,772
Non-accruing and performing	167,209
Total non-accruing	2,076,981
Over 90 days past due and accruing	268,877
Total foreign loans over 90 days past due	2,345,858

35.                             We note the disclosure of your commercial loan credit quality indicators, including the related loan balances, on page F-47.  Please revise future filings to disclose similar information related to your consumer loan segment portfolio.  Refer to paragraphs 29 and 30 of ASC 310-10-50 for guidance.

We advise the Staff that the credit quality indicator most relevant to the loans in our consumer loan portfolio is the days past due. In accordance with our policies, the number of days past due is the key factor we consider when determining the appropriate course of action. For instance, the actions to pursue collection increase as the number of days past due increases. Furthermore, days past due is also a key factor considered in determining the loans that are eligible for our restructuring programs (please refer also to our response to comment 11).

36.                             We note your allowance for loan losses roll forward on page F-47.  Please revise future filings to a roll forward of your allowance for loan losses by loan portfolio segment for each period presented. Refer to ASC 310-10-50-11B(c).

We advise the Staff that in our 20-F the roll forward was not presented by loan portfolio segment because this requirement is applicable for annual reporting periods beginning on or after December 15, 2010, in accordance with ASC 310-10-65-2a.2. We will include this disclosure in our next annual report on Form 20-F, as follows:

	2009	2010	2011
	Total	Total	Consumer	Commercial	Total
	(EUR in thousands)
Balance at beginning of year	1,232,626	2,065,178
Provision for loan losses	998,448	1,204,995
Write-offs	(196,312)	(140,371)
Recoveries	29,663	23,249
Net write-offs	(166,649)	(117,122)
Translation differences	753	22,354
Allowance at end of year	2,065,178	3,175,405

37.                             We note your tabular disclosure of the allowance for loan losses by methodology on page F-49. Please revise this disclosure in future filings to also present the related investment in finance receivables for each impairment methodology.  Further, please present this disclosure by loan portfolio segment. Refer to ASC 310-10-50-11B(g) and (h) for guidance.

We advise the Staff that we will remove the table at the bottom of page F-49 and amend the table on page F-48 to present this information in our next annual report on Form 20-F, as follows:

“The following table provides the allowance for loan losses by portfolio segment and by methodology and the respective recorded investment at December 31, 2010.

	Consumer loans		Commercial loans		Total
December 31, 2010	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in thousands)

Specific allowance	—	—	908,611	564,598	908,611	564,598
Coefficient allowance	—	—	22,445,983	106,415	22,445,983	106,415
Homogeneus allowance	26,575,609	1,157,423	4,052,484	294,367	30,628,093	1,451,790
Foreign	10,969,538	519,917	13,775,626	532,685	24,745,164	1,052,602
Total	37,545,147	1,677,340	41,182,704	1,498,065	78,727,851	3,175,405

38.                             We note your disclosure related to impaired loans beginning on page F-49.  Please revise future filings to your policy for recognizing interest income on impaired loans and how cash receipts on impaired loans are recorded.  Refer to ASC 310-10-50-15(b).

Please refer to our response on comment 22.

39.                             Given the significant increase in your impaired loans between 2009 and 2010, please revise your future filings to provide a roll forward of non-performing loans, preferably by loan class. This disclosure should include the balance at the beginning of the period, the amount of loans that became non-performing during the period, loans that were transferred to performing status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

We advise the Staff that, as discussed in our response to comment 23 above, the term “non-performing loans” will no longer be used as an asset quality indicator. Therefore, we do not consider that it is necessary to include a roll forward of non-performing loans in our future filings.

40.                             Further, please revise filings to provide information related to all potential problem loans you hold at period end. Alternatively, if you do not hold any potential problem loans other than those in the categories already disclosed (e.g. non-accrual or impaired loans), please clearly state that fact.  Please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers.  Refer to Item III.C.2 of Industry Guide 3 for guidance.

We advise the Staff that in our next annual report on Form 20-F we will amend the disclosure in Non-Accruing, Past Due and Restructured Loans section, on page 128, to include the following discussion regarding Potential Problem Loans (“PPLs”):

“Potential Problem Loans. The Group has defined as PPL the loans that although are not yet in a non-accrual, past due over 90 days or TDR status at the reporting date, but where known information about possible credit problems of borrowers, causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as Non-accrual, Past Due over 90 days or TDR in the future. Management defines as known information about possible credit problems with loans the following:

•                  Commercial credits:

•                  Balances categorized as “Watchlist” or “Substandard” and are not +90 days past due, or

•                  Delinquency of more than 30 days.

•                  Secured and unsecured consumer balances:

•                  Delinquency of more than 30 days.”

Currently, we do not maintain this information in our systems, but we expect to be able to disclose a tabular format, including the last two periods presented, separating domestic from foreign loans, in our next annual report on Form 20-F.

Note 15: Goodwill, Software, and Other Intangibles, page F-54

41.                             In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in your future filings:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

We advise the Staff that in our next annual report on Form 20-F we will add the following disclosure in Note 15, on page F-54 :

“The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting units where significant goodwill is allocated are the Turkish banking operations and the Serbian operations within the International banking segment. The goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka, respectively.

Goodwill is tested for impairment annually, at December 31. In 2011, in step 1 of the goodwill impairment test the fair value of the reporting units was estimated using the income approach and in particular the Dividend Discount Model (“DDM”) because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management’s views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

The DDM is based on management’s forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas.

The result of the DDM is cross-checked with other valuation methods, such as book value and earnings market multiples. These multiples corroborate the result or the DDM.

Underlying assumptions to the valuation models are that the entities comprising these reporting units will remain subsidiaries of the Group, that the general macroeconomic and political conditions in the respective markets will remain stable, that economic activity will continue to grow in the medium term and that the reporting units will continue to be able to fund their operations. If any of these conditions changes in the future, it may reduce the value of the reporting units and cause an impairment charge with respect to the goodwill.

The methodology applied has not changed since the previous assessment; however, the estimated cash flows were updated to reflect the current management estimates and market conditions.

Based on the results of step 1 of the impairment test, we determined that the fair value of each reporting unit, exceeded its carrying amount, including goodwill and therefore no adjustment to the carrying amount of goodwill was required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

The fair value of Turkish banking operations, based on a •% (2010: 5.8%) terminal growth rate and •% (2010: 17.7%) pre tax discount rate, exceeded the carrying amount by EUR • billion (2010: EUR 1.5 billion). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR • billion (2010: EUR • 0.6 billion) and EUR • billion (2010: EUR 0.5 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR • billion (2010: EUR 0.6 billion).”

The fair value of Serbian operations, based on a •% (2010: 8.0%) terminal growth rate and •% (2010: 13.74%) pre tax discount rate, exceeded the carrying amount by EUR • million (2010: EUR 159 million). A 1% increase in the discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR • million (2010: EUR 78 million) and EUR • million (2010: EUR 95 million) respectively. In addition, a 5% change in the forecast pre-tax earnings would decrease the fair value by approximately EUR • million (2010: EUR 27 million).”

In our next annual report on Form 20-F we will also amend the discussion in Critical Accounting Policies, Estimates and Judgments-Impairment of goodwill, on page 144, as appropriate, based on the above.

We also advise the Staff that during 2010 we recognized a goodwill impairment charge of EUR6.3 million relating to our private equity business, which is part of our international banking operations, with a carrying amount after the impairment of EUR1.1 million. These amounts were considered immaterial and for this reason we did not provide any further disclosures. In future filings, if the amount of the goodwill impairment charge becomes material, we will enhance the above disclosures as appropriate.

42.                             In light of the significant difference between your book value and your market value, please address the following regarding your impairment testing for goodwill:

•                  Revise your future filings to disclose the date on which you performed your annual goodwill impairment testing.  More clearly disclose the results of such testing, specifically identifying any reporting units that failed step one testing.

Please refer to our response in comment 41 above.

•                  Disclose how you considered whether additional impairment testing during the rest of the year was necessary, and identify the dates and results of any other impairment testing.  Identify the positive and negative factors you considered when considering whether interim impairment testing was required.

We advise the Staff that since our annual impairment testing was performed at December 31, 2010, no additional impairment testing was necessary with respect to our 20-F.

•                  Revise your MD&A to identify any reporting units for which the fair value was close to the carrying values at testing.  For each of these units, quantify, either as an amount or a percentage, the degree to which the fair value exceeds the carrying value.

We advise the Staff that as at December 31, 2010 there were no material reporting units for which the fair value was close to the carrying values. In future filings, if such a situation arises, we will revise our MD&A as appropriate.

•                  Please provide us with a detailed discussion of the results of your impairment testing during 2010 and 2011.

Please refer to our response in comment 41 above for our impairment testing in 2010.  No addition impairment testing has been performed in 2011.

Note 17: Other Assets, page F-56

43.                             We note you hold EUR175.5 million of assets acquired through foreclosure as of December 31, 2010.  Further, we note from your disclosure on page 63 that of the 1,407 real estate units you hold at December 31, 2010, that 993 of them were either acquired for your own business purpose or through seizure of collateral on loan foreclosures.  We also note from your risk factor disclosure on page 21 that a failure to recover the expected value of collateral in the case of foreclosure or the inability to initiate foreclosure proceedings due to domestic legislation may expose you to losses which could have a material adverse effect on your business, financial condition and results of operations.  Please revise your disclosure in future filings to address the following:

•                  Describe, either here or in Note 3, your accounting policy and procedures related to the loan foreclosure process.

We advise the Staff that our next annual report on Form 20-F will include the following disclosure in Note 3:

“Foreclosed Assets- Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. These assets are reported as held for sale in accordance with ASC 360-10-45-9. Foreclosed properties are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses on the periodic revaluation of, foreclosed properties are recorded in “Net other income/(expense)”.”

•                  Separately quantify, either here or in your disclosure on page 63, the number of the 993 units that were acquired for your own business purposes versus the number of units acquired through foreclosure.  In addition, revise to explain business purpose of the remaining 414 units.  Within the units acquired through foreclosure, separately quantify the number of units and respective dollar values of the units you expect to operate versus the units you are currently actively marketing for sale.

We advise the Staff that in our next annual report on Form 20-F, we will amend the disclosure on page 63 as follows:

“The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2010, the Bank owned 1,407 real estate units, 937 of which were buildings and 412 were land that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 58 units were acquired for its own business purposes. As at December 31, 2010, the net book value of the 1,349 units that were acquired through foreclosure was EUR 61.0 million. The Group reports these items in other assets, under the line “Assets acquired through foreclosure proceedings” and is currently actively marketing those properties for sale.”

•                  Revise this section, the section on page 63, or elsewhere in your document as appropriate to discuss your ability to dispose of foreclosed properties on a timely basis and the extent to which the economic conditions in your respective market areas have affected your ability to do so.

We advise the Staff that in our next annual report on Form 20-F, we will amend the disclosure on page 63 as follows:

“The Bank has established guidelines and procedures relating to the disposal of properties, including properties acquired through foreclosure, in order to ensure the reliability, transparency and accountability in transactions and the completion of the process on a timely basis. The ability to dispose of properties acquired through foreclosure has been affected by the recent adverse economic conditions in Greece, as the demand for properties has stalled, resulting in a significant decrease in sales of foreclosed properties. Furthermore, the limited liquidity from the Greek banks, limited credits for mortgage loans and the increasing uncertainty further weakened the demand for properties. For the year ended December 31, 2010, proceeds from the disposal of land and buildings by the Bank and by Ethniki Kefalaiou S.A. amounted to EUR 2.5 million compared to EUR 19.3 million for the year ended December 31, 2009.”

•                  Separately identify which of these real estate assets are reported as held-for-sale versus held-for-investment for U.S. GAAP purposes.

Please refer to our response to the first bullet above.

•                  More clearly describe how the possible risks outlined in your risk factor disclosure on page 21 affected, or will affect, your foreclosure process.

We advise the Staff that in our next annual report on Form 20-F, we will amend the risk factor on page 21 by inserting at the end of this specific factor the following:

“Specifically, Greek law 3949/2011 currently prohibits foreclosure process for claims up to EUR 200,000. This law is in effect until December 31, 2011 but could be further extended. As at December 31, 2011, outstanding balances that could be subject to the this law were EUR • million.”

•                  Thoroughly describe how the recent economic trends and conditions have affected your foreclosure process as well as your ability to dispose of properties acquired through foreclosure.

Please refer to our response to the third bullet above.

•                  Discuss your policy for obtaining appraisals on foreclosed properties.

We advise the Staff that in our next annual report on Form 20-F, we will add the following disclosure on page 100 as follows:

“For any new property acquired from foreclosure procedure, the Group performs valuations by applying internationally recognized valuation methodologies. The valuations are performed either internally by qualified appraisers or externally by international certified valuation companies or qualified appraisers. Additionally, valuations are back-tested for outliers through a standardized statistical process.

Due to the current circumstances in the property market a valuation performed within the last six months is required prior to the liquidation of a foreclosed asset. Moreover, all assets are monitored for signs of physical impairment. In such case the Group performs a valuation in order to determine any potential write-down.”

•                  Address how you continue to evaluate the need to recognize any potential further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property.  In this regard, please comment on how and when you would use revised appraisals, comparable sales data, other events impacting market bases prices of other properties in particular developments to determine potential additional write-downs in deteriorating market conditions.

We advise the Staff that in our next annual report on Form 20-F, we will add the following disclosure on page 100 as follows:

“A full review for potential impairment of foreclosed assets of material value is performed on a regular basis, by taking into account the condition of the properties and the market conditions.”

Note 24: Insurance Reserves, page F-62

44.                             We note your disclosure here related to reinsurance arrangements.  Please revise future filings to disclose the information required by paragraphs 1 through 3 of ASC 944-605-50, as applicable.

We advise the Staff that our next annual report on Form 20-F will include this policy, as follows:

In Note 3 Insurance operations, on page F-21 add the following:

“Premium income from short-duration contracts, including reinsurance assumed, is recognized over the life of the policy.”

We advise the Staff that we will revise our next annual report on Form 20-F, as follows:

In Note 29 Other non-interest income, on page F-71 add the following:

“Income from insurance operations at December 31, comprised:

	2009	2010	2011
	(EUR in thousands)
Gross written premiums	985,777	1,008,320
Cancellation commissions	1,676	2,790
Other insurance related income	2,601	6,061
Total income from insurance operations	990,054	1,017,172

Reinsurance

We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business.

Our reinsurance program consists of non-proportional treaties in motor and property, per risk and catastrophe business, which are our main lines of property and casualty business. Other lines of business are covered mainly by proportional treaties.

The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2009	2010	2011
	(EUR in thousands)
Premiums written	247,449	248,887
Reinsurance ceded	(15,089)	(8,305)
Net written premiums	232,360	240,582

Short-duration life insurance contracts

	2009	2010	2011
	(EUR in thousands)
Premiums earned	257,086	249,901
Reinsurance ceded	(14,960)	(8,319)
Net earned premiums	242,126	241,582

Included in premiums earned for 2011, 2010 and 2009 are premiums assumed of EUR •, EUR 1.3 million and EUR 1.0 million respectively

Premiums earned on long-duration life insurance contracts amounted to EUR •, EUR 172.0 million and EUR 216.6 million for 2011, 2010 and 2009 respectively.

Property and casualty insurance contracts

	2009	2010	2011
	(EUR in thousands)
Direct premiums written	516,337	578,919
Reinsurance assumed	5,407	8,436
Reinsurance ceded	(103,516)	(108,698)
Net premiums written	418,227	478,656

Direct premiums earned	469,969	581,142
Reinsurance assumed	7,961	6,921
Reinsurance ceded	(103,174)	(108,071)
Net premiums earned	374,756	479,991

In Note 30 Other non-interest income, on page F-72 add the following:

“Insurance claims, reserves movement, commissions and reinsurance premia ceded for the years ended December 31 comprised:

	2009	2010	2011
	(EUR in thousands)
Reinsurance premiums ceded	118,605	117,003
Insurance benefits and claims incurred	557,030	625,970
Less: reinsurance recoveries	(76,374)	(70,547)
Net insurance claims and benefits incurred	480,656	555,423
Movement in mathematical and other reserves	187,592	103,443
Less share of reinsurers	(4,264)	3,258
Net movement in mathematical and other reserves	183,328	106,701
Commission expense	89,948	120,401
Other insurance related expenses	26,397	42,061
Total	898,934	941,589

Note 26: Commitments and Contingencies, page F-69

45.                             We note your general disclosure on page F-70 related to legal contingencies the Company is exposed to, including your statement that the ultimate disposition of these matters is not expected to have a material adverse effect on your consolidated financial position. If true, please revise your disclosure in future filings to confirm that the ultimate disposition is also not material to both your results of operations and your cash flows. Otherwise, please revise future filings to provide a discussion of such exposure on a case-by-case basis, including disclosure of either:

(i)                   the possible loss or range of loss; or

(ii)               a statement that an estimate of the loss cannot be made.

ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter.  Please revise your future filings disclosure to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50 for all significant claims and legal actions outstanding at period end and/or in aggregate for all claims and legal actions if none are individually significant.  In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

We advise the Staff that in our next annual report on Form 20-F we will revise the relevant disclosure, as follows:

Legal Contingencies. The Group and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2010 and 2011 the Group has accrued for cases under litigation the amount of EUR 43.6 million and EUR • million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is unable to estimate a range of reasonably possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

Note 37: Fair Value of Financial Instruments, page F-83

46.                             Please revise future filings to present the information required by ASC 820-10-50-5 for assets and liabilities that are measured at fair value on a non-recurring basis (e.g. impaired assets).

We advise the Staff that in Note 14 Loans and allowance for loan losses - collateral dependent loans, on page F-51, we disclose the information required by ASC 820-10-50-5 in relation to impaired loans. The only other asset or liability measured at fair value on a non-recurring basis relates to goodwill that has been subject to impairment (see Note 15 Goodwill, software and other intangibles, page F-54). In 2010, an impairment charge of EUR 6.3 million was recognized with the respect to goodwill with carrying amount after the impairment of EUR 1.1 million. These amounts were considered immaterial and for this reason we did not provide any further disclosures. In our next annual report on Form 20-F, if the amount of assets or liabilities measured at fair value on a non-recurring basis (other than impaired collateral dependent loans) becomes material, we will provide the disclosures required by ASC 820-10-50-5.

47.                             You disclose on page F-83 that “Impaired loans with collateral are not considered to be “collateral dependent” if foreclosure is not probable and repayment is not expected to be provided solely by the underlying collateral.”  Tell us and revise your future filings to describe in greater detail how the foreclosure laws in your specific market areas affect your determination that a loan is collateral dependent.  As part of your response, please address the following:

•                  Discuss the typical length of time prior to foreclosure that you classify a loan as collateral dependent, as well as the typical length of time that a loan has been non-performing when you classify it as collateral dependent;

We advise the Staff that in our next annual report on Form 20-F we will add the following disclosure in Note 14 Loans and allowance for loan losses — Collateral dependent loans:

“In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injuctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In Turkey and South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

In general, a loan is classified as collateral dependent when the loan agreement is terminated, foreclosure is probable and as a result the impairment is measured based on the fair value of the collateral. The time between the termination of the agreement and the loan being classified as collateral dependent may vary significantly because the timing of both actions is determined on a case by case basis.”

•                  Discuss how the reclassification of a loan as collateral dependent typically affects the amount of specific allowance required (i.e., explain whether there is typically a difference in your impairment loss if calculated based on present value of cash flows expected from the borrower or fair value of the loan versus the net realizable value from collateral pursuant to ASC 310-10-35-22); and

We advise the Staff that our information systems do not maintain such information, however, we expect that there will be a difference depending on the nature of the property used as collateral and the expectations of the relevant business units regarding the cash flow repayments prior to the loan becoming collateral dependent.

•                  Tell us and revise to disclose the amount of impaired loans that are considered to be collateral dependent for each balance sheet date presented.

We advise the Staff that all collateral dependent loans disclosed in Note 14 Loans and allowance for loan losses — Collateral dependent loans, on page F-51, relate to impaired loans.

48.                             Please provide us with the following additional information so that we may better understand your impairment methodology:

•                  Please revise your future filings to disclose how often you obtain updated independent appraisals for your collateral dependent loans.  If this policy varies by loan type, please disclose that also;

We advise the Staff that in our next annual report on Form 20-F we will add the following disclosure in Note 14 Loans and allowance for loan losses — Collateral dependent loans, on page F-51:

“According to the Group impairment methodology, corporate business units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from qualified appraiser, unless loan exposures are significantly lower than the collateral values.”

•                  Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals;

We advise the Staff that according to Group’s policy, no adjustments are made to the appraised values, because either the appraisals are recent, or when they are not, the collateral value significantly exceeds the total loan exposure (refer also to response below).

•                  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses;

We advise the Staff that according to Bank’s credit and provisioning policy, calculation of the allowance for loan losses for collateral underlying exposures has to be based on current appraisal values. Property values are updated on a yearly basis based on the results of the independent appraisals. However, in cases where the collateral value significantly exceeds the total loan exposure and there is no indication that the collateral value may have changed significantly, then the appraisal may be conducted less frequently, following decision of the appropriate management level.

•                  Quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation; and

We advise the Staff that, for approximately 84% of the collateral dependent loans that were assessed in 2011 for impairment, collateral was appraised within the past 12 months. Older collateral appraisals were taken into consideration in cases where loan exposures were significantly lower than the collateral values.

•                  In instances where current valuations of the collateral underlying impaired loans are not available, tell us how known depreciation in the collateral values of similar properties is factored into your impairment analysis.  For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property, do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration? If not, please tell us why you do not believe this would be relevant information to be considered in your impairment analysis, particularly in light of the fact that your disclosure indicates that your charge-offs tend to come later due to the regulatory environment in Greece and your other market areas.

We advise the Staff that, as referred to above, valuations of the collateral underlying impaired loans are, in general, performed annually, unless the loan exposure is significantly lower than the collateral value (please also refer to our response to the previous bullet), in which case, older valuations may be used. Updated appraisals on similar properties reflecting deterioration in the market value of a property are taken into consideration when assessing whether an indication that the collateral value may have changed significantly exists (please also refer to our response to the third bullet of this comment). However, these cases are rare, because the real property prices in Greece remain resilient and have not declined significantly during the last year.

49.                             We note your disclosure on page F-87 that you transferred certain Greek government bonds and long-term debt from Level 1 to Level 2 due to the significant reduction or disappearance of trading activity. Further, we note your disclosure that certain securities are valued using discounted cash flow models that estimate fair value using key inputs such as credit and interest rate risk, which appear to be unobservable inputs requiring management judgment (i.e. Level 3 inputs).  We also note your accounting policy related to fair value on page F-18, which states that financial assets and liabilities are measured using Level 3 inputs when unobservable inputs are supported by little or no market activity. Please tell us how you were able to conclude that these assets and liabilities should be transferred to Level 2 and not to Level 3 based on the fact that there is little or no activity for these investments.  In your response, please specifically address how you considered the guidance in paragraphs 52 through 55 of ASC 820-10-35 in your forming your conclusion.

We advise the Staff that over 90% of the bonds transferred from Level 1 to Level 2 were Greek government bonds with an original maturity of over one year that are traded on HDAT (the electronic dealing platform for Greek government bonds). The reason for this transfer was due to a significant reduction in the liquidity in HDAT. As a result and in accordance with our definition of Level 1 on page F-18 “Level 1 assets […] include debt […] securities […] that are traded in an active exchange market” it was determined that HDAT was no longer able to meet this high standard for this specific instruments and as such the bonds traded on HDAT should no longer be classified as Level 1.

We determined that the prices on HDAT still represented orderly transactions and market participant’s determination as to the interest rate and credit risk of Greek government bonds traded on the platform, and as such an adjustment to the HDAT price which ASC 820-10-35-51 to 55 explains was not required, since this price represented fair value for these instruments. As such, the HDAT prices were used without any adjustments for the valuation of these bonds and thus, in accordance with our definition on page F-18 that Level 2 “includes government […] debt securities with prices in markets that are not active…”, these bonds were classified as Level 2. Furthermore, Greek government bonds were valued using a discounted cash flow methodology that uses as a significant input the Greek government yield curve were classified as Level 2, since the yield curve is still market observable as it is provided to and used by the market by various suppliers (that is Reuters and Bloomberg) and as such is a Level 2 input.

Long-term debt transferred from Level 1 to Level 2 includes two instruments:

(a)          the JPY 30 billion Callable Subordinate Fixed Rate Note described on page F-68. The key market inputs for the valuation of this loan are the JPY swap rates, NBG CDS spread and the swaption volatilities for the calibration of the parameters used to price the embedded option (callability) are all market observable and thus Level 2 inputs. This note was repurchased in its entirety by the Group during 2011.

(b)         a note issued under the Bank’s covered bond programs, with a nominal value of EUR 1.5 billion, described on page F-65. This instrument is traded on an OTC market where the price is market observable and thus a Level 2 liability. The carrying amount of this note as at December 31, 2010 and June 30, 2011 was EUR 1,161 million and EUR 1,189 million, respectively.

In connection with our responses above, we acknowledge that:

•                      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact Mr. Charalampos Mazarakis on + 30 210 3343101.

Yours sincerely,

Apostolos S. Tamvakakis

Chief Executive Officer

National Bank of Greece

Copy:                                             Manos Pelidis

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik

Xenia Kazoli

Allen & Overy LLP